UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of August, 2007
Commission File Number 001-04192
KHD Humboldt Wedag International Ltd.
(Translation of registrant’s name into English)
Suite 702, 7/F, Ruttonjee House, Ruttonjee Centre, 11 Duddell Street, Central, Hong Kong SAR, China
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) ☐
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) ☐
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 — [      ]

Events of the Day
Monday, 18 June 2007
Events In Detail:
KHD Humboldt Wedag
International Ltd.
8:30
621
KHD
LISTED
NYSE
New York Stock Exchange
AA AXP BA C CAT DD DIS EK GE GM HD
IBM
AIG

KHD HUMBOLDT WEDAG INTERNATIONAL LTD.
DEAR FELLOW SHAREHOLDERS
We are pleased to report that our second-quarter results demonstrate continuing robust growth in our business, with substantial increases in revenues and earnings, and backlog at record level. Revenues for the first six months of the current year increased by 89%, with earnings for the first six months increasing by 131% over the prior year. Second-quarter revenues and earnings increased by 98% and 48% respectively over the second quarter of 2006. Our performance is consistent with the guidance we issued for revenues and earnings at the outset of this fiscal year.
     I am also pleased to report our achievements of milestones on several of our important initiatives during this second quarter of 2007. I will also take this opportunity to update you on the status of our programs to capitalize on market trends and our strategies for sustainable growth and enhancement of shareholder value.
     As a reminder, effective with this 2007 fiscal year we have changed the reporting currency of our financial statements from Canadian dollars to US dollars. Earnings per share amounts are on a diluted basis.

CHAIRMAN’S REPORT

KHD HUMBOLDT WEDAG INTERNATIONAL LTD.

SECOND-QUARTER PERFORMANCE
For the six months ended June 30, 2007, KHD reported revenues from continuing operations of $270.0 million and income from continuing operations of $22.9 million, or $1.52 per share.
     The 2007 revenues are an increase of 89% over the revenues of $142.8 million in the first half of 2006, and the income from continuing operations is an increase of 131% over the first six months of 2006 for the same operations.
     For the three months ended June 30, 2007, KHD reported revenues from continuing operations of $160.4 million and income from continuing operations of $11.8 million, or $0.77 per share.
     The 2007 revenues are an increase of 98% over the second-quarter 2006 revenues of $80.9 million and an increase of 48% over the second-quarter 2006 income for the same operations.
     The number of shares issued and outstanding as at June 30, 2007 was 15,153,046. The weighted average number of shares on a diluted basis for the three months ended June 30, 2007 was 15,199,531, and for the six months ended June 30, 2007 was 15,064,081.

Order intake is defined as the total value of all orders received during the respective period, while order backlog is defined as the value of orders received but not yet fulfilled. For comparative purposes, all the amounts for order intake, backlog and revenues in the following analyses were translated directly from Euros to US dollars at 1.3196, the exchange rate as of December 31, 2006.
     Earlier shareholder letters have explained that KHD books orders on the basis of firm contracts and receipt of the generally required initial down payment from our customers.
     Order intake for the quarter ended June 30, 2007 was $154.9 million, a decrease of 52% from the second quarter of 2006; 65% of the 2007 second-quarter order intake came from the emerging regions of Asia, Russia and Eastern Europe.
     Order intake for the six months ended June 30, 2007 was $307.7 million, 28% lower than the same period of 2006; 57% of the 2007 order intake came from the emerging regions of Asia, Russia and Eastern Europe.

 2
CHAIRMAN’S REPORT

KHD HUMBOLDT WEDAG INTERNATIONAL LTD.
Illinois Cement plant, La Salle, Illinois USA
 3
CHAIRMAN’S REPORT

KHD HUMBOLDT WEDAG INTERNATIONAL LTD.

The order intake decline for the second quarter of 2007 was a timing issue. Had our policy for booking orders been based on signed contracts as opposed to advance payments, the level of order intake in the second quarter of 2007 would have been nearly double what we are reporting, and there would have been an increase over the first six months of 2006. In the first few weeks of the third quarter, we received significant advance payments on contracts signed in the second quarter, including an approximately $110 million contract to build a new cement production line with a capacity of 5,000 tonnes of clinker per day from Saudi Arabia-based Arabian Cement Company. It should be noted that the order intake for the second quarter of 2006 was extraordinarily high, with 48% of the order intake for the entire year being booked in the second quarter.
     Order backlog as of June 30, 2007 was a record $643.3 million and as of the date of this filing the backlog is approaching $800 million.
     We eliminated most of the minority interests going forward with the acquisition of Sasamat Capital Corporation. This transaction was effective June 1, 2007.
     Our corporate tax expense for reporting purposes was $4.8 million for the quarter ended June 30, 2007. This figure primarily reflects the net draw-down of our deferred tax assets. Actual cash taxes paid in the period were minimal.
     At the end of the second quarter of 2007, KHD had $248.2 million in cash and short-term securities. The current working capital ratio was 1.679. Shareholders’
equity was $328.2 million and the long-term debt to equity ratio was 0.04.
     Our guidance on revenues and earnings before taxes for the full year 2007, provided in our April 2, 2007 news release, has not changed. For the year 2007, we expect revenues to increase to $623 million, and earnings before taxes of $61 million.
     The following summarizes growth in our industrial plant engineering and equipment supply business by segments for the quarter and six-month period ended June 30, 2007 compared to the corresponding periods ended June 30, 2006.
CEMENT
The cement unit’s second-quarter revenues increased to $147.3 million from $64.5 million in 2006.
     The cement unit’s revenues for the first six months of the year increased to $243.1 million from $122.3 million in 2006.
CEMENT ORDER INTAKE
Cement order intake for the second quarter of 2007 was $120.5 million with over 70% of orders originating from the emerging markets of Asia, Russia and Eastern Europe. Cement order intake for the second quarter of 2006 was an extraordinary $313.9 million, 48% of the order intake for the entire year.
     Cement order intake for the first six months of 2007 was $245.4 million, with over 60% of orders originating from the emerging markets of Asia, Russia and Eastern Europe. Cement order intake for the first six months of 2006 was $400.8 million

 4
CHAIRMAN’S REPORT

KHD HUMBOLDT WEDAG INTERNATIONAL LTD.
Cement kiln section for the Continental Cement plant, Hannibal, Missouri USA
 5
CHAIRMAN’S REPORT

KHD HUMBOLDT WEDAG INTERNATIONAL LTD.

SUMMARY OF ORDER BACKLOG AT JUNE 30, 2007

PROJECT	PROJECT LOCATION	SUBJECT

Zaveh Torbat	Middle East	Cement production line 3,500 t/d
J P Himachal Grinding	Asia	Cement grinding plant with roller press
CNSAL	Middle East	Capacity increase from 2,000 to 3,800 t/d
Longgu	Asia	3 Romjigs and 10 pneuflots
Duro Felguera	N/S America	8x Jones DP
Beeshoek — BKM	Africa	4 Batac + 4 bucket conveyor
Raysut Cement	Middle East	Cement production line 2,000 / 2,200 t/d
Hofuf	Asia	Supply of roller press / VSK + SKS separator
Ekon / Askale	Eastern Europe	Kiln line 3,500 t/d clinker production
Ünye	Eastern Europe	Supply of roller press / VSK + SKS separator
Ciment Campulung	Eastern Europe	Kiln line with mill and clinker silo
Continental	N/S America	Kiln feed system, preheater, kiln and clinker cooler
Grasim New Plant / Kotpuli	Asia	Preheater, kiln and pyrofloor
Kotpuli	Asia	Cement production line 8,000 t/d
Panipat Grasim	Asia	Grinding line with roller press
Cemex Balcones	N/S America	Pyro line 3,500 t/d, preheater, rotary kiln
Khoy Cement	Middle East	Clinker production line
Grasim Aditya	Asia	Pyro line 8,000 t/d, cement grinding
Ultratech Tadapatri	Asia	8,000 t/d Cement plant, pyro section, cement grinding
Maras	Eastern Europe	Kiln line 3,800 t/d clinker production
Buzzi Unicem, River 7000	N/S America	Kiln line
Buzzi Unicem, River Steel	N/S America	Material supply, steel
Fengjiata	Asia	2 Romjig
Suanciguo	Asia	2 Romjig
Mordow 3	Russia	Engineering
Novotroizk	Russia	Engineering
Orissa Cement	Asia	4,000 t/d kiln line
Lafarge Askaka	Africa	Coal mill
BW West	Europe	1 Romjig
Zliten	Middle East	Rehabilitation of kiln section
Orient Cement Devapur II	Asia	Kiln with roller press and cooler upgrade
Hanson Permanente	N/S America	2 Mill shells
GCW Ultra Tech Cement	Asia	Kiln line
Lafarge Mejia	Asia	Grinding plant
Asec	Middle East	Ball mill with slide shoe bearing
Shagang	Asia	Roller press 5 — 120/120
Carbossulcis	Europe	Pneuflot
Argyle	Australia	ADM tyre (spares), refurbishment
Tongling	Asia	Roller press 5 — 120/120
Hispanobras (spares)	N/S America	Spares roller press
Aditya Cement Line 2	Asia	Pyro line 8,000 t/d

 6
CHAIRMAN’S REPORT

KHD HUMBOLDT WEDAG INTERNATIONAL LTD.

SUMMARY OF ORDER BACKLOG AT JUNE 30, 2007

PROJECT	PROJECT LOCATION	SUBJECT

Joobera	Asia	Mill
Rajashree	Asia	Upgrade 2 roller press
Maas Jordan	Middle East	Tyre section, clinker cooler plant
Souk El Khamis	Middle East	Clinker cooler upgrade
South Valley	N/S America	Spares kiln line 5,000 t/d
LCC Benghazi 3	Middle East	Rehabilitation of kiln section
Sichuan Yadong II	Asia	Kiln line 4,200 t/d
Hubei Yadong	Asia	Kiln line 4,200 t/d
Orient Cement Devapur I & III	Asia	Roller press 13 + roller press 16
Aligarh	Asia	Grinding line, roller press and VSK separator
Jalgaon	Asia	Roller press 13
Raysut IV	Middle East	2 Roller press 7, separator, pyrofloor, water treatment
Bhatinda	Asia	Kiln line with roller press
Kerman	Middle East	Service
Redecam / Arquata	Europe	Upgrade pyro line + pyrofloor
Deccan Cement	Asia	Pyro process and grinding
Bizerte Bouchamaoui	Africa	Coal burner
Ultratech (Awarpur)	Asia	Coal washery with batac jig + cyclones
Ultratech (Hirmi)	Asia	Coal washery with cyclones
Continental	N/S America	Roller press
Dadri	Asia	Kiln line with roller press
Al Anad Cement	Middle East	Cement production line 3,000 t/d
Broceni Kiln 5	Eastern Europe	Engineering, preheater
Lukavac	Eastern Europe	Clinker production line 2,000 t/d
Denizli	Eastern Europe	Mill upgrade with roller press
Eagle Mountain	N/S America	New line expansion
Cemex Yaqui	N/S America	Kiln line 3,500 t/d
Jaypee Group	Asia	Pyro process and grinding
Chettinad Cement — Orient	Asia	Grinding line with roller press and upgrade cooler
Cemex Bayano	N/S America	Kiln line 3,500 t/d, preheater, tertiary airduct system
Eagle Fernley	N/S America	Engineering
Bhusan Power & Steel	Asia	Coal washery plant
Ibbenbüren	Europe	Batac jig
SV Power Coal Washery	Asia	Coal washery plant
Minera Huasco	N/S America	Tyre replacement roller
Adanac	N/S America	2 Roller press

 7
CHAIRMAN’S REPORT

KHD HUMBOLDT WEDAG INTERNATIONAL LTD.
 8
CHAIRMAN’S REPORT

KHD HUMBOLDT WEDAG INTERNATIONAL LTD.

As explained, 2007’s second-quarter order intake relative to the corresponding quarter for 2006 is not a concern. First, the second-quarter 2006 order intake was a record for our company and represented 48% of the order intake for the entire year. Secondly, the combined effects of timing and our very conservative method of booking orders for reporting purposes can accentuate normal variations in business volume. We book after contracts are signed and down payments are received. In the first few weeks of the third quarter 2007 we received down payments on several contracts signed in the second quarter but not booked. These included a $110 million contract for a plant in Jordan. Had we booked on the basis of signed contract only, the 2007 second quarter would have been on a par with 2006. This is an example of why it is prudent to consider the results of our business over a longer horizon than quarter to quarter.
CEMENT BACKLOG
The cement order backlog was $568.1 million at the close of the second quarter of 2007, on a par with the same period in 2006. The backlog of cement projects in Russia and Eastern Europe at the close of the second quarter of 2007 increased more than four fold from the corresponding period in 2006.
COAL AND MINERALS
Coal and minerals business revenues were $10.4 million in the second quarter of 2007 compared to $20.8 million in the second quarter of 2006. Coal and minerals business revenues were $25.1 million for the first six months of 2007 compared to $31.0 million in the first six months of 2006.
     The revenue decrease is another timing issue and clearly not a trend when viewed from the perspective of order intake and backlog in this segment as described below.
COAL AND MINERALS ORDER INTAKE
Long-term order intake and backlog trends continue to show the strength of this market. KHD’s second-quarter 2007 order intake for the Coal and Minerals Business Unit was $32.6 million, an increase of 341% over the corresponding period in 2006.
     For the year to date, order intake for the Coal and Minerals Business Unit was $59.1 million, an increase of 130% over the corresponding period in 2006.
COAL AND MINERALS BACKLOG
With the strong order intake in 2007, KHD’s backlog for the Coal and Minerals Business Unit at the close of the second quarter of 2007 was $75.1 million, an increase of 49% over the corresponding period in 2006. The size and diversity of the projects in our backlog and on the horizon are very encouraging for the future of this business unit.
PROGRESS ON THE 2007 PLAN
Sustaining the Growth Trend
Our revenues and earnings for the six months ended June 30, 2007 were up 89% and 131% respectively over the same period of 2006. For the quarter ended June 30, 2007, our revenues and earnings were up 98% and 48%, respectively, over the same period of 2006. Our backlog remains at record level. These are strong indicators of sustainable growth. Of equal importance is the location and size of the projects, as this indicates the results of our strategic initiatives for capitalizing on market trends and enhancing shareholder value. As noted in our reporting of first-quarter 2007 results, this year we have begun reporting order intake and backlog by geographic location of the project as a means of indicating our strengths and weaknesses by trends in the world’s emerging markets.

 9
CHAIRMAN’S REPORT

KHD HUMBOLDT WEDAG INTERNATIONAL LTD.

At the close of this year’s second quarter, our backlog of $643.3 million was distributed among the world’s economic regions as follows:
As you can see, 59% of our existing workload is in the emerging growth markets of Asia, Russia and Eastern Europe.
     Through the second quarter of 2007, our order intake of $307.7 million originated in the following regions:
The emerging growth markets of Asia, Russia and Eastern Europe continue to be the source of over half of our new orders. KHD has taken numerous steps to better position the company in these emerging markets.
     In China, we have entered into a strategic alliance with CITIC to participate in the huge domestic Chinese market and secure access to our partner’s low-cost engineering and manufacturing platforms for international work.
In India, where we have been an established local company for over 40 years, our revenues have increased nearly fivefold in just a few years. Our Indian subsidiary has begun exporting cement industry services to international markets, primarily in the Middle East and Africa, established a global engineering centre, opened a new fabrication and assembly facility, and booked more orders in our Calcutta Coal and Minerals operation through the first seven months of 2007 than were booked in the years 2004, 2005 and 2006 combined.
     In Russia, where we have maintained a local presence for over 20 years, we renewed our efforts to capitalize on the great opportunities available in the expanding local market in 2005. It is clear from the current order intake and backlog situation that these efforts, built upon the skill set of our colleagues from our former East German company in Dessau, have been successful. The next step in our program is to develop our capabilities in Russia. To this end, over the past nine months we have established an operating company in Moscow and acquired a design institute that provides us with the required design licenses. In the second quarter we successfully recruited a General Director for the Russian company. In this quarter we also started quotations for local manufacturing. In June we received and booked a follow-on equipment order of approximately $55 million for the Mordow 3 cement plant, a project for which we had received and booked an engineering order of approximately $5 million in late 2006. We plan to initiate design work locally in the third quarter. In early August we signed another similar contract with the same client for a 3,000 tonnes per day plant. While the total project has a value of approximately $70 million, the engineering portion will be booked in the third quarter and the balance of the contract will be booked in a few months upon placement and down payment for the follow-on equipment order.
     Our margins continue to be strong as we strive to continue to focus our services in the proprietary technology component of our revenues. In my first-quarter 2007 letter, KHD cautioned shareholders not to

 10
CHAIRMAN’S REPORT

KHD HUMBOLDT WEDAG INTERNATIONAL LTD.
Illinois Cement plant, La Salle, Illinois USA

11

CHAIRMAN’S REPORT

KHD HUMBOLDT WEDAG INTERNATIONAL LTD.

expect that quarter’s margin performance to be sustainable, as the margins achieved in that quarter were higher than normal due to an exceptionally high component of our revenues associated with proprietary equipment. In the second quarter our margins reflect the normal mixture of revenues and we are now more in line with our forecast for the year.
     We continue to see a trend where customers are asking us to include more third-party components in our scope of supply. To better position KHD for the future, we are enhancing our risk management group with an emphasis on the broad project management skills required to manage the anticipated increase in subcontractors and outside component manufacturers effectively. We recognize the higher risk profile associated with these expanded scopes and revenues, and will be in a position to accommodate the demands of the market while minimizing changes to our risk profile.
Environmental Initiatives
The focus of our technology initiatives is driven by customer demands for more energy-efficient processes and reduced environmental emissions.
     Thermal processing of the cement feed and the subsequent grinding of the clinker and cement product are current areas of study in our energy efficiency and emissions reduction development programs. Technologies have been and continue to be developed that effectively reduce energy consumption via process heat recovery. Furthermore, KHD is the industry leader in the development of pyro-processes able to accommodate the use of a broad range of alternative fuels including municipal waste and waste plastics, thereby reducing the emissions associated with traditional hydrocarbon energy sources. Finally, by optimization of a number of process conditions, KHD has been able to design, manufacture and commission plants with CO2 and NOX discharges to the environment at levels below the industry norm.
Elimination of Minority Interests
On March 29, 2007, we announced that we had entered into an agreement with Sasamat Capital Corporation (“Sasamat”) providing for the acquisition by KHD of all of their outstanding common shares. In the second quarter we completed this transaction. The elimination of the majority of the minority interest was effective June 1, 2007. In the final arrangement, shareholders of Sasamat exchanged their common shares for our common shares on the basis of 0.1 of our common shares for each common share of Sasamat.
Enhanced Visibility to Financial Markets
I mentioned we had initiated discussions with the New York Stock Exchange (NYSE) to explore the possibility of a listing for our company. In March our Board passed a resolution authorizing us formally to apply for a listing on the NYSE. In early May we received approval from the listing committee formally to apply for a listing. We began trading on the NYSE on June 18, 2007.
     To enhance the liquidity of our stock, our shareholders have approved a 2:1 stock split. The record date for the stock split will be August 23, 2007, with the Distribution Date being September 7, 2007. The common shares of the Company will be trading on the NYSE on a post-split basis on September 10, 2007.
Strategic Alliances
On March 30, 2007, CITIC Heavy Machinery Company Ltd. (“CITIC HMC”) and KHD jointly announced a far-reaching exclusive cooperation agreement to combine cement businesses to better deliver collective design and development, manufacturing service and process technologies to the global market on a best-value basis. In the second quarter the two parties continued to finalize details of the arrangement with the execution of associated agreements covering mutual confidentiality, supply and distribution, manufacturing and licensing. Under these agreements, candidate products are being selected for

 12
CHAIRMAN’S REPORT

KHD HUMBOLDT WEDAG INTERNATIONAL LTD.
KHD management and major shareholders ringing the opening bell at the New York Stock Exchange
 13
CHAIRMAN’S REPORT

KHD HUMBOLDT WEDAG INTERNATIONAL LTD.

licensing and a growing number of manufacturing orders have been placed with CITIC HMC by several KHD subsidiaries.
     In June, CITIC HMC and KHD held a joint seminar showcasing KHD technologies and the KHD-CITIC HMC Joint Cooperation in Luoyang, China. Over 100 companies involved in the domestic Chinese cement production industry attended.
     In addition to the CITIC alliance, KHD, in its efforts to expand its products and technical offerings, has been actively pursuing acquisition opportunities with the assistance of skilled professionals. Unfortunately, we have yet to identify a suitable target that could be acquired at a reasonable price. This is simply a sign of the times, as most companies operating in these industries are enjoying the robust international business climate. Consequently, we have also focused on “technology partnerships” through which we believe we may be able to accomplish our diversification objectives while avoiding the high costs of acquisitions. This strategy has begun to yield real results, particularly for our Indian subsidiary. Adding the technologies available in materials preparation, particularly shredding, has enabled KHD to win expanded contracts involving the treatment of municipal waste to make it suitable for use as an alternative fuel for our burners at cement plants. A partnership with a wet filter company has resulted in a number of successful joint efforts in wastewater treatment, a market where our offerings had been limited to cyclones. We will continue to explore technology companies, many of which can be found in Eastern Europe and Russia with proven technological solutions in fields complementing our existing offerings, but lacking an international presence to effectively market their technologies. Our clients are receptive, as it provides them with an opportunity to buy a more complete line of services from a supplier with whom they have an established working relationship.
Distribution of Real Estate Assets
On April 2, 2007, we announced our intention to distribute to our shareholders the shares of our wholly-owned subsidiary, SWA REIT Ltd., which owns and operates all of KHD’s real estate assets. This distribution was contingent upon a number of customary approvals.
     During the second quarter we made significant progress when we received the required approval from the relevant Canadian court jurisdiction in May. We have also finalized the requirements for listing of the associated securities. In August, our shareholders approved the plan of distribution. A record date will be announced in the third quarter pending a tax ruling.
     Our transition from a merchant bank to an industrial plant engineering and equipment supply company is not yet complete. We are optimistic the final transition will be completed in the fourth quarter of 2007. Our goal is for KHD to be viewed as a near-equal to our peer group at that time. We will work diligently to achieve recognition of this change from the investment community.
     Your comments, ideas and criticisms are very much appreciated, especially in our ongoing effort to improve our overall transparency.

Respectfully submitted,
Michael J. Smith
Chairman of the Board

 14
CHAIRMAN’S REPORT

KHD HUMBOLDT WEDAG INTERNATIONAL LTD.

Form 51-102F1

MANAGEMENT’S DISCUSSION AND ANALYSIS
(August 14, 2007)

The following discussion and analysis of our financial condition and results of operations for the three and six-month periods ended June 30, 2007 and the two years ended December 31, 2006 and 2005 (as contained in our annual report on Form 20-F) should be read in conjunction with our annual and quarterly consolidated financial statements and related notes. Our financial statements were prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). For a reconciliation of our audited consolidated financial statements to US GAAP, see Note 22 to our audited consolidated financial statements in our annual report on Form 20-F.

Effective January 1, 2007, we changed our reporting currency from Canadian dollars to United States dollars. The financial statements for all years (or periods) presented are translated into the reporting currency using the current rate method. Under this method, the income statement and the cash flow statement items for each year (or period) are translated into the reporting currency using the rates in effect at the date of the transactions, and assets and liabilities are translated using the exchange rate at the end of that year (or period). All resulting exchange differences, which do not affect our earnings, are reported in the accumulated other comprehensive income as a separate component of shareholders’ equity. In the case of a change in reporting currency, this method of translation results in the financial statements of prior years (or periods) presented for comparison being translated as if the reporting currency used in the current year (or period) had been used for at least all periods shown.

We believe that presenting the financial statements in United States dollars delivers more meaningful and relevant financial information to our shareholders as the majority of our shareholders (in terms of both number of shareholders and the numbers of shares they hold) are United States persons.

We are a foreign private issuer with a class of securities registered under Section 12(g) of the United States Securities Exchange Act of 1934, as amended. As a result, the following discussion and analysis of our financial condition and results of operations for the two years ended December 31, 2006 and 2005 has been extracted from our annual report on Form 20-F, as filed with the United States Securities and Exchange Commission on April 3, 2007.

Disclaimer for Forward-Looking Information

Certain statements in this quarterly report are forward-looking statements, which reflect our management’s expectations regarding our future growth, results of operations, performance and business prospects and opportunities. Forward-looking statements consist of statements that are not purely historical, including any statements regarding beliefs, plans, expectations or intentions regarding the future. Such statements are subject to risks and uncertainties that may cause actual results, performance or developments to differ materially from those contained in the statements. No assurance can be given that any of the events anticipated by the forward-looking statements will occur or, if they do occur, what benefits we will obtain from them. These forward-looking statements reflect management’s current views and are based on certain assumptions and speak only as of June 30, 2007. These assumptions, which include, management’s current expectations, estimates and assumptions about certain projects and the markets we operate in, the global economic environment, interest rates, exchange rates and our ability to attract and retain customers and to manage our assets and operating costs, may prove to be incorrect. A number of risks and uncertainties could cause our actual results to differ materially from those expressed or implied by the forward-looking statements, including: (1) a downturn in general economic conditions in the Asia, Europe, the United States and internationally, (2) a decreased demand for our products, (3) a decrease in the demand for cement, minerals and related products, (4) the number of competitors with competitively priced products and services, (5) product development or other initiatives by our competitors, (6) shifts in industry capacity, (7) fluctuations in foreign exchange and interest rates, (8) fluctuations in availability and cost of raw materials or energy, (9) delays in the start of projects included in our forecasts, (10) delays in the implementation of projects included in our forecasts and disputes regarding the performance of our services, (11) the uncertainty of government regulation and politics in Asia and the Middle East and other markets, (12) potential negative financial impact from regulatory investigations, claims, lawsuits and other legal proceedings and challenges, and (13) other factors beyond our control.

There is a significant risk that our forecasts and other forward-looking statements will not prove to be accurate. Investors are cautioned not to place undue reliance on these forward-looking statements. No forward-looking statement is a guarantee of future results. We disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Additional information about these and other assumptions, risks and uncertainties are set out in the section entitled “Risk Factors and Uncertainties” below.

Nature of Business

During the quarter ended June 30, 2007, we primarily operated one business segment which consisted of an industrial plant engineering and equipment supply business. As a result of a corporate reorganization of our company during December 2005, we reorganized our financial services and merchant banking business in a series of internal corporate restructuring transactions. Following the reorganization, Mass Financial Corp., a former wholly-owned subsidiary of our company, held all of our company’s financial services and merchant banking business except for MFC Merchant Bank and our royalty interest in an iron ore mine. On January 31, 2006, we distributed all of the issued and outstanding shares of common stock of Mass Financial, representing our financial services and merchant banking business, to our shareholders. Following the distribution, Mass Financial has operated as a separate company. In November 2006, we disposed of our interest in MFC Merchant Bank to Mass Financial.

Consequently, we currently operate as an industrial plant engineering and equipment supply business and have a royalty interest in the Wabush iron ore mine.

Description of Our Industrial Plant Engineering and Equipment Supply Business

Our industrial plant engineering and equipment supply business focuses on services for the cement, coal and mineral processing industries. Founded in 1856, we are a leader in supplying technologies, engineering and equipment for cement, coal and mineral processing. We supply complete and partial plant systems as well as machinery and equipment worldwide for the manufacture of cement and the processing of coal and minerals, whether for new plants, redevelopments of existing plants or capacity increases for existing plants. Headquartered in Hong Kong SAR, China, we have in excess of 1,000 employees worldwide, and have operations in India, China, Russia, Germany, the Middle East, Australia, South Africa and the United States.

The scope of our activities ranges from the examination and analysis of deposits, scale-up tests in our own test center, technical and economic consulting, engineering for plants that produce clinker, cement, clean coal, and minerals such as copper and other precious metals and systems, plant and equipment for complete plants and plant sections including modernization and capacity increase measures, as well as automation and process control equipment, project planning, feasibility studies, raw material testing, research and development, financing, erection and commissioning, personnel training and pre and post sales service.

Reclassification as a Result of Discontinued Operations

For reporting purposes, the results of operations of Mass Financial and MFC Merchant Bank have been presented as discontinued operations. Accordingly, prior period consolidated financial statements, including business segment information as disclosed in Note 19 to our audited consolidated financial statements for the year ended December 31, 2006, have been reclassified to reflect this change. Please refer to Note 3 to our audited consolidated financial statements for the year ended December 31, 2006 included in our annual report on Form 20-F.

Results of Operations

Summary of Quarterly Results

The following tables provide selected financial information for the most recent eight quarters.

	June 30,	March 31,	December 31,	September 30,
	2007	2007	2006	2006(1)
	(United States dollars in thousands, except per share amounts)

Revenues	$160,407	$109,585	$164,743	$96,770
Gross profit	21,505	22,805	27,835	15,444
Income from continuing operations	11,764	11,168	12,569	10,204
Income from continuing operations, per share
Basic	0.79	0.76	0.83	0.67
Diluted	0.77	0.75	0.82	0.66
Net income	11,764	11,168	11,009	10,223
Net income per share
Basic	0.79	0.76	0.73	0.67
Diluted	0.77	0.75	0.72	0.66

(1)	The disposition of our company’s financial services segment in 2006 resulted in discontinued operations. Accordingly, prior period financial statements have been reclassified to reflect this change. Please refer to Note 3 to our audited consolidated financial statements for the year ended December 31, 2006 included in our annual report on Form 20-F.

	June 30,	March 31,	December 31,	September 30,
	2006(1)	2006(1)	2005(1)	2005(1)
	(United States dollars in thousands, except per share amounts)

Revenues	$80,868	$61,943	$104,991	$91,674
Gross profit	12,944	9,606	16,652	5,688
Income from continuing operations	7,967	1,967	10,440	4,483
Income from continuing operations, per share
Basic	0.52	0.13	0.77	0.33
Diluted	0.52	0.13	0.76	0.33
Net income	7,222	2,825	4,962	5,077
Net income per share
Basic	0.47	0.19	0.36	0.37
Diluted	0.47	0.19	0.36	0.37

(1)	The disposition of our company’s financial services segment in 2006 resulted in discontinued operations. Accordingly, prior period financial statements have been reclassified to reflect this change. Please refer to Note 3 to our audited consolidated financial statements for the year ended December 31, 2006 included in our annual report on Form 20-F.

Six-Month Period Ended June 30, 2007 Compared to Six-Month Period Ended June 30, 2006

The disposition of our company’s financial services segment in 2006 resulted in discontinued operations. Accordingly, prior period financial statements have been reclassified to reflect this change. Please refer to Note 3 to our audited consolidated financial statements for the year ended December 31, 2006 included in our annual report on Form 20-F.

Based upon the period average exchange rates for the six-month period ended June 30, 2007, the United States dollar decreased by approximately 7.5% in value against the Euro, compared to the same period in 2006. As at June 30, 2007, the United States dollar decreased by approximately 2.4% against the Euro since December 31, 2006.

In the six-month period ended June 30, 2007, total revenues from our industrial plant engineering and equipment supply business increased by 89% to $270.0 million from $142.8 million in 2006, primarily as a result of increases in business activities. This level of activity is the result of increasing demands for cement plants in emerging markets including Asia, Russia, the Middle East, Africa and Eastern Europe driven by GDP growth rates and infrastructure investments. Furthermore, the demand for cement plants in North America is being driven by infrastructure investments, particularly in the southwest and west. Finally, there is also an increase in growth in demand for modifications and upgrades to existing facilities to incorporate more fuel efficient technologies as a consequence of rising energy costs and more stringent enforcement of environmental controls on carbon dioxide emissions. The increase in revenues is associated with an increase in order intake during 2006 to $643.9 million over $414.7 million in the full year of 2005. The majority of this order intake is in the cement business and originates from the emerging markets previously noted, particularly Asia, Russia, Eastern Europe, the Middle East and North America. Backlog at the close of 2006 also increased over 2005 to $603.1 million from $318.5 million. Backlog at June 30, 2007 was $659.0 million.

In the six-month period ended June 30, 2007, cost of revenues for our industrial plant engineering and equipment supply business increased to $225.7 million from $120.3 million in 2006. Our gross profit margin remained constant at 16% for the six-month periods ended June 30, 2007 and 2006. The increases in expenses reflect the increase in our revenues.

We also earned other operating income of $7.9 million (comprising $7.2 million from resource property and $0.7 million from real estate properties) in the six-month period ended June 30, 2007, as compared to $2.9 million for the same period in 2006 (comprising $2.2 million from resource property and $0.7 million from real estate properties). In the six-month period ended June 30, 2007, income from resource property increased to $7.2 million from $2.2 million for the same period in 2006 primarily due to a higher iron price and a higher shipment in tonnage.

General and administrative expenses, excluding stock based compensation, increased to $20.5 million for the six-month period ended June 30, 2007 from $14.1 million for the same period in 2006, an increase of 45%. The increase is primarily linked to an increase in our business activities. In the six-month period ended June 30, 2007, stock based compensation expense increased to $2.5 million from $0.4 million for the same period in 2006, primarily as a result of the stock options that were granted in 2006 and 2007.

In the six-month period ended June 30, 2007, net interest income increased to $3.7 million (interest income of $5.3 million less interest expense of $1.6 million) as compared to net interest expense of $0.8 million (interest income of $2.1 million less interest expense of $1.3 million) for the same period in 2006. The increase in interest income was a result of a higher cash position resulting from our profitable operations and our investment in the preferred shares of Mass Financial.

Other income decreased to $1.7 million for the six-month period ended June 30, 2007 from $2.6 million for the same period in 2006. Other income for the six-month period ended June 30, 2007 included a net gain of $1.7 million on short-term securities, compared to a net loss of $0.3 million for the same period in 2006. Other income also included currency transaction losses of $1.6 million and $34,000 and gains on foreign currency derivatives of $0.7 million and $nil for the six-month periods ended June 30, 2007 and 2006, respectively.

Minority interests decreased for the six-month period ended June 30, 2007 to $1.7 million from $2.4 million for the same period in 2006. We expect that the minority interests on our consolidated income statements will continue to decrease in the future following the completion of the privatization of Sasamat Capital Corporation in May 2007.

In the six-month period ended June 30, 2007, our income from continuing operations was $22.9 million, or $1.55 per share on a basic basis and $1.52 per share on a diluted basis. In the six-month period ended June 30, 2006, our income from continuing operations was $9.9 million, or $0.66 per share on a basic and diluted basis and from discontinued operations was $0.1 million, or $0.01 per share on a basic and diluted basis. For discontinued operations, there was one-month’s results of operations of Mass Financial in the six-month period ended June 30, 2006.

Three-Month Period Ended June 30, 2007 Compared to Three-Month Period Ended June 30, 2006

The disposition of our company’s financial services segment in 2006 resulted in discontinued operations. Accordingly, prior period financial statements have been reclassified to reflect this change. Please refer to Note 3 to our audited consolidated financial statements for the year ended December 31, 2006 included in our annual report on Form 20-F.

Based upon the period average exchange rates for the three-month period ended June 30, 2007, the United States dollar decreased by approximately 6.8% in value against the Euro, compared to the same period in 2006. As at June 30, 2007, the United States dollar decreased by approximately 2.4% against the Euro since December 31, 2006.

In the three-month period ended June 30, 2007, total revenues from our industrial plant engineering and equipment supply business increased by 98% to $160.4 million from $80.9 million in 2006, primarily as a result of increases in business activities. This level of activity is the result of increasing demands for cement plants in emerging markets including Asia, Russia, the Middle East, Africa and Eastern Europe driven by GDP growth rates and infrastructure investments. Furthermore, the demand for cement plants in North America is being driven by infrastructure investments, particularly in the southwest and west. Finally, there is also an increase in growth in demand for modifications and upgrades to existing facilities to incorporate more fuel efficient technologies as a consequence of rising energy costs and more stringent enforcement of environmental controls on carbon dioxide emissions. The increase in revenues is associated with an increase in order intake during 2006 to $643.9 million over $414.7 million in the full year of 2005. The majority of this order intake is in the cement business and originates from the emerging markets previously noted, particularly Asia, Russia, Eastern Europe, the Middle East and North America. Backlog at the close of 2006 also increased over 2005 to $603.1 million from $318.5 million. Backlog at June 30, 2007 was $659.0 million.

In the three-month period ended June 30, 2007, cost of revenues for our industrial plant engineering and equipment supply business increased to $138.9 million from $67.9 million in 2006. Our gross profit margin decreased to 13.4% in the three-month period ended June 30, 2007 from 16.0% for the same period in 2006. The increases in expenses reflect the increase in our revenues. The decrease in profit margin is associated with the timing and mix of active and completed contracts, i.e., greenfields, upgrades, modifications and after sales.

We also earned other operating income of $5.8 million (comprising $5.6 million from resource property and $0.2 million from real estate properties) in the three-month period ended June 30, 2007, as compared to $1.4 million for the same period in 2006 (comprising $1.1 million from resource property and $0.3 million from real estate properties). In the three-month period ended June 30, 2007, income from resource property increased to $5.6 million from $1.1 million for the same period in 2006 primarily due to a higher iron price and a higher shipment in tonnage.

General and administrative expenses, excluding stock based compensation, increased to $10.9 million for the three-month period ended June 30, 2007 from $6.8 million for the same period in 2006, an increase of 60%. The increase is primarily linked to an increase in our business activities. In the three-month period ended June 30, 2007, stock based compensation expense increased to $2.1 million from $0.4 million for the same period in 2006, primarily as a result of the stock options that were granted in 2006 and 2007.

In the three-month period ended June 30, 2007, net interest income increased to $1.6 million (interest income of $2.4 million less interest expense of $0.8 million) as compared to net interest expense of $1.0 million (interest income of $1.4 million less interest expense of $0.4 million) for the same period in 2006. The increase in interest income was a result of a higher cash position resulting from our profitable operations and our investment in the preferred shares of Mass Financial.

Other income decreased to $0.3 million for the three-month period ended June 30, 2007 from $2.0 million for the same period in 2006. Other income for the three-month period ended June 30, 2007 included a net gain of $1.8 million on short-term securities, compared to a net loss of $0.6 million for the same period in 2006. Other income also included currency transaction losses of $2.2 million and $0.3 million and gains on foreign currency derivatives of $0.4 million and $nil for the three-month periods ended June 30, 2007 and 2006, respectively.

Minority interests decreased for the three-month period ended June 30, 2007 to $(0.4) million from $1.9 million for the same period in 2006. The add-back of minority interests in the current quarter was primarily due to the completion of the privatization of Sasamat Capital Corporation in May 2007.

In the three-month period ended June 30, 2007, our income from continuing operations was $11.8 million, or $0.79 per share on a basic basis and $0.77 per share on a diluted basis. In the three-month period ended June 30, 2006, our income from continuing operations was $8.0 million, or $0.52 per share on a basic and diluted basis and our loss from discontinued operations was $0.8 million, or $0.05 per share on a basic and diluted basis.

Liquidity and Capital Resources

The following table is a summary of selected financial information concerning our company for the periods indicated. The disposition of our company’s financial services segment in 2006 resulted in discontinued operations. Accordingly, prior period financial statements have been reclassified to reflect this change. Please refer to Note 3 to our audited consolidated financial statements for the year ended December 31, 2006 included in our annual report on Form 20-F.

	June 30,		December 31,
	2007	2006	2006	2005
	(United States dollars		(United States dollars
	in thousands)		in thousands)
	(Unaudited)

Cash and cash equivalents	$228,183	$211,558	$204,678	$94,667
Securities	20,006	16,551	4,111	2,143
Total assets	722,021	554,762	641,920	523,053
Long-term debt, less current portion	12,432	20,265	13,772	5,119
Shareholders’ equity	328,207	278,104	273,288	244,257

We maintain a high level of liquidity, with a substantial amount of our assets held in cash and cash equivalents, and securities. The highly liquid nature of these assets provides us with flexibility in managing our business and financing.

As at June 30, 2007, our total assets increased to $722.0 million from $641.9 million as at December 31, 2006, primarily as a result of strong business performance and a stronger Canadian dollar against the U.S. dollar. At June 30, 2007, our cash and cash equivalents were $228.2 million, compared to $204.7 million at December 31, 2006. As at June 30, 2007, we had short-term securities of $20.0 million, compared to $4.1 million as at December 31, 2006, primarily as a result of available surplus cash for investments. As at June 30, 2007, our cash and cash equivalents included highly liquid money market funds aggregating $130.2 million and our short-term securities included highly liquid investment funds of $6.8 million. As at June 30, 2007, our long-term debt, less current portion, was $12.4 million, compared to $13.8 million as at December 31, 2006.

We have credit facilities of up to a maximum of $318.9 million with banks which issue performance bonds. The credit facilities relate to our industrial plant engineering and equipment supply business contracts. As of June 30, 2007, $134.4 million (December 31, 2006: $114.7 million) of the available credit facilities had been committed and there are no claims outstanding against the credit facilities. As at June 30, 2007, cash of $19.0 million had been collateralized against these credit facilities. We are required to meet certain covenants as stipulated in the credit facilities.

As at December 31, 2006, we had debt maturities of $4.6 million in 2007 and $1.2 million in 2008. We expect such maturing debt to be satisfied primarily from the industrial plant engineering and equipment supply business, cash on hand and cash flow from operations. Much of the maturing debt may either subsequently be made re-available to us by the applicable financial institution or we may replace such facilities with similar facilities depending upon our trading and capital requirements. For more information, see Notes 12 and 13 to our audited consolidated financial statements for the year ended December 31, 2006 included in our annual report on Form 20-F.

Management believes that our company has adequate capital resources and liquidity for operations and capital expenditures for the short to long-term.

Operating Activities

In 2006, operating activities provided cash of $48.9 million, compared to $54.7 million in 2005. In general, the decrease in the cash flows from operating activities in 2006 from 2005 was primarily associated with an increase in our business activities during 2006 resulting in an increase in our working capital assets, which was partially offset by an increase in our working capital liabilities. A decrease in restricted cash provided cash of $7.4 million in 2006, compared to $11.6 million cash used in 2005. An increase in receivables used cash of $32.3 million in 2006, compared to $11.1 million in 2005. An increase in inventories used cash of $44.7 million in 2006, compared to $31.9 million in 2005. An increase in accounts payable and accrued expenses provided cash of $88.9 million in 2006, compared to $59.7 million in 2005. An increase in contract deposits, prepaid and other used cash of $11.1 million, compared to $4.4 million cash provided in 2005. There was no cash change in real estate held for sale in 2006, compared to a decrease providing cash of $1.9 million in 2005. The increases in cash used in receivables, inventories, contract deposits, prepaid and other, and accounts payable and accrued expenses reflected the increase in business volume of our industrial plant engineering and equipment supply. During the six-month period ended June 30, 2007, operating activities provided cash of $18.1 million, compared to $24.7 million in the comparative period in 2006. The net income and the increase in accounts payable and accrued expenses were the prime contributors to the cash provided by the operating activities in the current period.

We expect to generate sufficient cash flow from operations to meet our working capital and other requirements in the next twelve months.

Investing Activities

In 2005, a net decrease in loans provided cash of $5.4 million, and there was no activity in 2006. In 2006, we received cash of $27.2 million from the disposition of MFC Merchant Bank. In 2006, purchases of subsidiaries, net of cash acquired, used cash of $7.9 million compared to $3.4 million in 2005. We incurred capital expenditures of $2.5 million in 2006, compared to $2.1 million in 2005. Investing activities provided cash of $15.8 million in 2006, compared to $0.1 million used in 2005. During the six-month period ended June 30, 2007, investing activities used cash of $3.0 million, compared to $1.4 million in the comparative period in 2006. We did not have significant investing activities in either period.

Financing Activities

Net debt borrowing provided cash of $10.8 million in 2006, compared to net debt repayment of $6.5 million in 2005. Net cash provided by financing activities was $11.0 million in 2006, compared to $6.9 million used in 2005. During the six-month period ended June 30, 2007, financing activities provided cash of $1.8 million, compared to $11.0 million in the comparative period in 2006. We received $2.2 million as a result of the exercise of stock options in the current period.

We had no material commitments to acquire assets or operating businesses at December 31, 2006 or June 30, 2007, except as described under the heading “Proposed Transactions”. We anticipate that there will be acquisitions of businesses or commitments to projects in the future.

Discontinued Operations

Our discontinued operations used cash of $83.3 million in 2006, compared to $18.7 million in 2005, primarily as a result of the cash disposed of in connection with the distribution of Mass Financial and the disposition of MFC Merchant Bank in 2006. We will start to receive a cash dividend on the preferred shares of Mass Financial, commencing in December 2007.

Foreign Currency

Substantially all of our operations are conducted in international markets and our consolidated financial results are subject to foreign currency exchange rate fluctuations.

We translate assets and liabilities of our foreign subsidiaries whose functional currencies are other than United States dollars into United States dollars at the rate of exchange on the balance sheet date. Revenues and expenses are translated at the average rate of exchange prevailing during the period. Unrealized gains or losses from these translations, or currency translation adjustments, are recorded in the accumulated other comprehensive income under the shareholders’ equity section on the balance sheet and do not affect the net earnings as reported in our consolidated statements of income. As our revenues are received in Euros and United States dollars, our financial position for any given period, when reported in United States dollars, can be significantly affected by the fluctuation of the exchange rates for Euros during that period.

Based upon the yearly average exchange rates in 2006, the United States dollar decreased by approximately 0.8% in value against the Euro, compared to the yearly average exchange rates in 2005. As at December 31, 2006, the United States dollar decreased by approximately 10.3% against the Euro since December 31, 2005.

Based upon the period average exchange rates for the six-month period ended June 30, 2007, the United States dollar decreased by approximately 7.5% in value against the Euro, compared to the same period in 2006. As at June 30, 2007, the United States dollar decreased by approximately 2.4% against the Euro and 8.7% against the Canadian dollar since December 31, 2006.

In the six months ended June 30, 2007, we reported approximately a net $18.8 million currency translation adjustment gain and, as a result, our cumulative currency translation adjustment gain at June 30, 2007 was $69.0 million, compared to $50.2 million at December 31, 2006. The currency translation adjustment gain or loss did not have impact on our consolidated income statement.

We periodically use derivative foreign exchange contracts to manage our exposure to foreign currency exchange rate risks. For more information, see the section entitled “Financial and Other Instruments” in our annual report on Form 20-F.

Derivative Instruments

Derivatives are financial instruments, the payments of which are linked to the prices, or relationships between prices, of securities or commodities, interest rates, currency exchange rates or other financial measures. Derivatives are designed to enable parties to manage their exposure to interest rates and currency exchange rates, and security and other price risks. We use derivatives to manage our foreign currency exchange exposure for our own account. Currently, all of our foreign currency derivative contracts are classified as held for trading. We had foreign currency derivative contracts with notional amounts totalling $14.8 million as of June 30, 2007 and total realized and unrealized gains of $0.7 million on the foreign currency derivatives were included in our other income during the six months ended June 30, 2007. For more information, see the section entitled “Financial and Other Instruments” in our annual report on Form 20-F.

Inflation

We do not believe that inflation has had a material impact on our revenues or income over the past three fiscal years. However, increases in inflation could result in increases in our expenses, which may not be readily recoverable in the price of services provided to our clients. To the extent inflation results in rising interest rates and has other adverse effects on capital markets, it could adversely affect our financial position and profitability.

Application of Critical Accounting Policies

The preparation of financial statements in conformity with generally accepted accounting principles requires our management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods.

Our management routinely makes judgments and estimates about the effects of matters that are inherently uncertain. As the number of variables and assumptions affecting the probable future resolution of the uncertainties increase, these judgments become even more subjective and complex. We have identified certain accounting policies, described below, that are the most important to the portrayal of our current financial condition and results of operations. Our significant accounting policies are disclosed in Note 1 to our audited annual consolidated financial statements.

Revenue Recognition

The majority of the contracts and services in our industrial plant engineering and equipment supply business are long-term and we use the percentage-of-completion method to measure and recognize the revenue and related costs. The major challenges in using the percentage-of-completion method accounting are to accurately measure the extent to which the contracts are being finished, and to assess collectibility of the revenue and/or the recoverability of the costs incurred. Generally, we rely on our in-house technical specialists to estimate the progress of the contract, our finance and engineering departments to work out the cost analysis and the budget, and our credit department to assess the credit of the customers. All these analyses involve estimates and value judgments. The accurate profit amount is not known until the contract is completed and the bill is collected. If a loss is expected on a contract-in-progress from our teamwork analysis, such loss will be recognized in the income statement immediately.

Provisions for Assets Held for Sale

We have assets held for sale in our normal operating cycle. The assets held for sale consist of inventories and real estate held for sale.

Our inventories consist of construction raw materials, work-in-progress and finished goods. The management must make estimates about their pricing when establishing the appropriate provisions for inventories.

For the construction raw materials and work-in-progress, we make estimates and assess their pricing on an individual contract basis using the teamwork approach. Please refer to “Revenue Recognition” under “Application of Critical Accounting Policies”. For the finished goods, the estimated net selling price is the most important determining factor. However, the management also considers whether there are any alternatives to enhance the value of the finished goods, for example, by using the finished goods in another product or contract so as to increase the value of such other product or contract.

We also have real estate held for sale. We are actively marketing the real estate. When the management makes an estimate on the fair value of the real estate, we usually take into consideration the recent land sales in neighbouring areas. However, the current market price of the real estate may be negatively affected by the local economic conditions. We may consider such as a temporary decline in value. When making a provision amount, we assess the medium- to long-term general and local economic trends. We also consider the short- and medium-term city planning and development where our property is situated. Since we have sufficient financial resources to adopt the hold-and-wait approach, we do not consider an allowance for real estate held for sale until we decide that the decline in value is other than temporary. Please refer to Note 23 to our 2006 annual financial statements for our arrangement for the real estate held for sale.

Warranty Costs

We provide a warranty to our customers for the contracts and services in our industrial plant engineering and equipment supply business. The amount of the warranty liability reflects the estimate of the expected future costs of our obligations under the warranty, which is based on the historical material replacement costs and the labor costs, the past history of similar work, the opinion of our legal counsel and technical specialists and their interpretation of the contracts. If any of these factors change, revision to the estimated warranty liability may be required.

Pension Benefits

Our industrial plant engineering and equipment supply business in Germany maintains a defined benefits plan for its employees who were employed prior to year 1997. Employees hired after 1996 are not entitled to such benefits. The employees are not required to make contribution to the plan. We rely on the actuarial report to record the pension costs and pension liabilities. The actuarial report is prepared every year as at December 31. The report is compiled and prepared, based on certain assumptions, namely, demographic assumptions and financial assumptions. The variables in the actuarial computation include, but not limited to, the following: demographic assumptions about the future characteristics of the employees (and their dependants) who are eligible for benefits, the discount rate and future salary. Certain variables are beyond our control and any change in one of these variables may have a significant impact on the estimate of the pension liability.

Under German law, the pension liability is a unsecured claim and does not rank in priority to any other unsecured creditors. The pension liability is non-recourse to our company.

Income Taxes

Management believes that it has adequately provided for income taxes based on all of the information that is currently available. The calculation of income taxes in many cases, however, requires significant judgment in interpreting tax rules and regulations, which are constantly changing.

Our tax filings are also subject to audits, which could materially change the amount of current and future income tax assets and liabilities. Any change would be recorded as a charge or a credit to income tax expense. Any cash payment or receipt would be included in cash from operating activities.

Changes in Accounting Policies including Initial Adoption

For the new Canadian and United States accounting standards, please refer to Notes 1 and 22, respectively, to the audited consolidated financial statements for the year ended December 31, 2006 included in our annual report on Form 20-F. There were no significant changes or adoptions of accounting policies in 2006 and 2005 which had a significant impact upon our financial statements, other than the adoption of Financial Accounting Standard Board’s Statement 123(R) for US GAAP purposes during the year ended December 31, 2006.

Effective January 1, 2007, we adopted Canadian Institute of Chartered Accountants’ Handbook Section 3855, Financial Instruments — Recognition and Measurement; Section 3865, Hedges; Section 1530, Comprehensive Income and Section 3861, Financial Instruments — Disclosure and Presentation. These new Handbook Sections provide comprehensive requirements for the recognition and measurement of financial instruments, as well as standards on when and how hedge accounting may be applied. Pursuant to Section 1530, a consolidated statement of comprehensive income is prepared to present changes in shareholders’ equity during a period from transactions and other events from non-owner sources. A consolidated statement of comprehensive income includes net income plus other comprehensive income. The adoption of these new accounting standards did not have any material impact on our financial position as of January 1, 2007.

Off-balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

In the normal course of business, we enter into agreements which meet the definition of a guarantee pursuant to Accounting Standards Board’s AcG 14, Disclosure of Guarantees. The guarantees outstanding as of December 31, 2006 are set out below.

We provide a five-year guarantee expiring August 2007 to a former affiliate with respect to a $1.4 million asset sale transaction.

As at June 30, 2007, we had credit facilities of up to a maximum of $318.9 million with banks which issue performance bonds. The credit facilities relate to our industrial and engineering contracts. As of June 30, 2007, $134.4 million of the available credit facilities amount has been committed and there are no claims outstanding against the credit facilities.

Tabular Disclosure of Contractual Obligations

Payments Due by Period
(United States dollars in thousands)

Contractual Obligations as	Less than	2 – 3	4 – 5	More than
at December 31, 2006	1 Year	Years	Years	5 Years	Total

Long-term debt obligations(1)	$4,596	$3,047	$10,724	$—	$18,367
Operating lease obligations	3,294	2,689	2,647	5	8,635
Purchase obligations(2)	184,434	—	—	—	184,434
Other long-term liabilities reflected on the Company’s balance sheet under GAAP(3)	1,559	624	—	—	2,183

Total	$193,883	$6,360	$13,371	$5	$213,619

(1)	Principal amounts only

(2)	Purchases for industrial and engineering contracts

(3)	Not including pension obligations

There were no material changes in the contractual obligations (summarized in the above table of contractual obligations as at December 31, 2006) during the six-month period ended June 30, 2007 that are outside the ordinary course of our business.

Capital Resources

We believe that cash flow from operating activities, together with cash on hand and borrowings available under available credit facilities, will be sufficient to fund currently anticipated working capital, planned capital spending, and debt service requirements for the next 12 months. Historically, we have funded our operations from cash generated from operations.

Our short term investment objectives are to preserve principal and to maximize yields without significantly increasing risk, while at the same time not materially restricting our short term access to cash. To achieve these objectives, we maintain a portfolio consisting of a variety of securities, including government and corporate obligations, certificates of deposit and money market funds.

Transactions with Related Parties

Other than as disclosed herein, to the best of our knowledge, there have been no material transactions or loans, between January 1, 2007 and June 30, 2007, between our company and (a) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, our company; (b) associates; (c) individuals owning, directly or indirectly, an interest in the voting power of our company that gives them significant influence over our company, and close members of any such individual’s family; (d) key management personnel of our company, including directors and senior management of our company and close members of such individuals’ families; and (e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence. These related party transactions are conducted in the normal course of operations and are measured at the exchange value, which represents the amount of consideration established and agreed to by all the parties.

During the six months ended June 30, 2007, we recognized interest income of $(44,000) from affiliates and paid interest expense of $0.5 million to affiliates. In addition, we earned interest income of $1.8 million on our investment in the preferred shares of Mass Financial Corp. We paid expenses of $0.8 million to affiliates. We also paid royalty expenses of $0.4 million to an affiliate. We recognized an equity loss of $74,000 from an equity method investee.

We acquired an available-for-sale security of $42,000 from and sold an available-for-sale security of $63,000 and a trading security of $8.9 million to an affiliate at their respective fair values. No gain or loss was recognized on such sales.

In addition, during the current period, we settled with Mass Financial with respect to the sale of MFC Merchant Bank which occured in November 2006. Pursuant to the terms of the sale agreement, the price of 790,000 shares of our company (which had been received by us as partial consideration in 2006) was adjusted to its fair value on April 30, 2007 and, accordingly, an adjustment of $10.1 million was debited to our treasury stock account and credited to our receivable account. The wholly-owned subsidiary of Mass Financial also exercised a put option to sell 9.9% common shares in MFC Merchant Bank to us for $7.5 million.

As at June 30, 2007, we maintained cash deposits of $55,000 with MFC Merchant Bank. We had $13.9 million due from affiliates and $4.0 million due to affiliates as at June 30, 2007. In addition, we had a long-term investment of $8.0 million in affiliates and a long-term liability of $0.2 million payable to an affiliate at June 30, 2007.

Proposed Transactions

In March 2007, and amended on June 29, 2007, we entered into an arrangement agreement with SWA REIT LTD., a corporation governed by the laws of Barbados, contemplating an arrangement (the “Arrangement”) under Section 288 of the British Columbia Business Corporations Act, whereby, among other things, we agreed to transfer certain real estate interests and other assets indirectly held by us to SWA and then distribute all of the Austrian depositary certificates representing the common shares of SWA (or common shares of SWA) held by us, pro rata, to our shareholders in exchange for a reduction of the paid up capital with respect to our common shares. The arrangement was approved by our shareholders at our annual and special shareholders’ meeting held on July 27, 2007 and adjourned to August 3, 2007.

The real estate interests and other assets being transferred to SWA are not complimentary to our industrial plant engineering and equipment supply business. The distribution of Austrian depositary certificates (or common shares of SWA) will not significantly change the economic interests of our shareholders in the assets of our company.

Also at the meeting, our shareholders approved a forward stock-split of our issued and outstanding common shares on the basis of two (2) common shares for every existing one (1) common share. Our board of directors have been authorized, in their discretion, to delay or abandon the forward-split of our common shares.

Outstanding Share Data

Our shares are listed on the New York Stock Exchange under the symbol “KHD”. As at June 30, 2007, the share capital of our company was as follows:

Class of shares	Par Value	Number Authorized	Number Issued

Common	No Par Value	Unlimited	15,153,064	(1)

(1)	Based on our audited consolidated financial statements. This number did not include 2,510,877 common shares owned by four wholly-owed subsidiaries.

As at June 30, 2007, our company had the following options outstanding:

		Exercise/Conversion
Type	Amount/Number	Price	Expiry Date

Options	468,891	$26.11	May 17, 2016
Options	22,333	$31.80	December 14, 2016
Options	250,000	$42.18	April 11, 2017
Options	158,333	$53.70	May 17, 2017
Options	33,332	$58.50	June 28, 2017

Disclosure Controls And Procedures

We maintain a set of disclosure controls and procedures designed to ensure that information required to be disclosed is recorded, processed, summarized and reported within the time periods specified in provincial securities legislation. We evaluated our disclosure controls and procedures as defined under Multilateral Instrument 52-109 as at June 30, 2007. This evaluation was performed by our Chief Executive Officer and Chief Financial Officer with the assistance of other employees to the extent necessary and appropriate. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that the design and operation of these disclosure controls and procedures were effective.

Internal Controls Over Financial Reporting

We maintain internal controls over financial reporting which have been designed to provide reasonable assurance of the reliability of external financial reporting in accordance with US GAAP as required by Multilateral Instrument 52-109.

There were no changes in our internal control over financial reporting that occurred since the beginning of our first quarter to the date of this document that have materially affected, or are reasonably likely to materially affect our internal control over financial reporting.

Risk Factors and Uncertainties

An investment in our company involves a number of risks. You should carefully consider the following risks and uncertainties in addition to other information in this annual report in evaluating our company and our business before making any investment decision in regards to the shares of our company’s common stock. Our business, operating and financial condition could be harmed due to any of the following risks. The risks described below are not the only ones facing our company. Additional risks not presently known to us may also impair our business operations.

Risk Factors Relating to Our Business

A downturn in the economy could reduce the demand for our industrial plant engineering and equipment supply business and therefore may have a material adverse effect on our financial results.

The industrial plant engineering and equipment supply industry is cyclical in nature. It tends to reflect and be amplified by general economic conditions, both domestically and abroad. Historically, in periods of recession or periods of minimal economic growth, the operations underlying industrial plant engineering and equipment supply companies have been adversely affected. Certain end-use markets for clinker, cement and coal, such as the industrial plant engineering and equipment supply and commercial sectors, experience demand cycles that are highly correlated to the general economic environment, which is sensitive to a number of factors outside of our control. A recession or a slowing of the global economy, or a decrease in commercial and industrial demand for our services and products, could have a material adverse effect on our financial results. In addition, during recessions or periods of slow growth, the construction industries typically experience major cutbacks in production which may result in decreased demand for our services. Because we generally have high fixed costs, our profitability is significantly affected by decreased output and decreases in requests for the design and construction of plants or equipment that produce or process clinker, cement, clean coal and various minerals. Reduced demand and pricing pressures will adversely affect our financial condition and results of operations. We may not be able to predict the timing, extent and duration of the economic cycles in the markets in which we operate.

Our annual and quarterly operating results vary from period to period and therefore may have a material adverse effect on our financial results.

Our annual and quarterly operating results vary from period to period as a result of the level and timing of customer orders, fluctuations in materials and other costs, completion of contracts and the relative mix of revenue. The level and timing of customers’ orders will vary due to customer budgets, variation in demand for their products and general economic conditions. Our annual and quarterly operating results are also affected by capacity utilization and other factors, including price competition, operational effectiveness and efficiency, the degree of automation used, the ability to manage labour and assets effectively, the timing of expenditures in anticipation of forecasted sales levels, the timing of acquisitions and related integration costs, customer delivery requirements, shortages of components or labour, the impact of foreign exchange fluctuations, and other factors. Any substantial variation in any of our annual or quarterly operating results may have a material adverse effect on our financial results.

Any significant disruption of our operations may harm our business reputation and cause an adverse effect on our financial results.

Breakdown of equipment or other events, including catastrophic events such as natural disasters, leading to interruptions at any of our facilities or at any of the facilities or areas at which we are providing services, could have a material adverse effect on our financial results. Further, because many of our customers are, to varying degrees, dependent on planned deliveries, customers that are forced to reschedule their own production due to such delays could pursue financial claims against us. We may incur costs to correct any of these events, in addition to facing claims from customers or third parties dependent upon the delivery of our services or products. Further, if any of these events occur and we are forced to delay the delivery of our services, then our reputation among actual and potential customers may be harmed, potentially resulting in a loss of business. While we maintain insurance policies covering, among other things, physical damage, business interruptions and product liability, these policies may not cover all of our losses and we could incur uninsured losses and liabilities arising from such events, including damage to our reputation, loss of customers and suffer substantial losses in operational capacity, any of which could have a material adverse effect on our financial results.

We are exposed to political, economic, legal, operational and other risks as a result of our global operations, which may negatively effect our business, results of operations, financial condition and cash flow.

In conducting our business in major markets around the world, we are, and will continue to be, subject to financial, business, political, economic, legal, operational and other risks that are inherent in operating in other countries. We operate on a global basis, in both developed and underdeveloped countries. In addition to the business risks inherent in developing a relationship with a newly emerging market, economic conditions may be more volatile, legal and regulatory systems less developed and predictable, and the possibility of various types of adverse governmental action more pronounced. In addition, inflation, fluctuations in currency and interest rates, competitive factors, civil unrest and labour problems could affect our revenues, expenses and results of operations. Our operations could also be adversely affected by acts of war, terrorism or the threat of any of these events as well as government actions such as expropriation, controls on imports, exports and prices, tariffs, new forms of taxation or changes in fiscal regimes and increased government regulation in the countries in which we operate or offer our services. We also face the risk that exchange controls or similar restrictions imposed by foreign governmental authorities may restrict our ability to convert local currency received or held by us in their countries or to take those other currencies out of those countries. Unexpected or uncontrollable events or circumstances in any of these markets could have a material adverse effect on our financial results.

Transactions with parties in countries designated by the United States State Department as state sponsors of terrorism may lead some potential customers and investors in the United States and other countries to avoid doing business with us or investing in our shares.

We currently engage and may continue to engage in business with parties in certain countries that the United States State Department has designated as state sponsors of terrorism. United States law generally prohibits United States persons from doing business with such countries. In the case of these designated countries, there are prohibitions on certain activities and transactions, and penalties for violation of these prohibitions include criminal and civil fines and imprisonment. We are a company incorporated in British Columbia, Canada and, to our knowledge, our activities with respect to these countries have not involved any United States person in either a managerial or operational role. While we seek to comply with applicable legal requirements in our dealings in these countries, it is possible that our company or persons employed by us could be found to be subject to sanctions or other penalties under this legislation in connection with the activities in these countries.

We are aware, through press reports and other means, of initiatives by governmental entities in the United States and by United States institutions such as universities and pension funds, to adopt laws, regulations or policies prohibiting transactions with or investment in, or requiring divestment from, entities doing business with these countries. It is possible that such initiatives may result in our being unable to gain or retain entities subject to such prohibitions as customers or as investors in our shares. In addition, our reputation may suffer due to our association with these countries. Such a result may have adverse effects on our business.

The cost of raw materials could have a material adverse effect on our financial condition and results of operations.

We may be significantly affected by changes in the prices of and demand for cement, minerals, coal and other related products and the supply of materials necessary to make clinker and cement. The prices and demand for these products and materials can fluctuate widely as a result of various factors beyond our control such as supply and demand, exchange rates, inflation, changes in global economics, and political, social unrest and other factors. Any substantial increases in the cost of such materials, or the transportation and/or availability of such materials, could adversely affect the demand for cement, minerals, coal and other related products. If the demand for cement, minerals, coal and other related products decreases, then the demand for our industrial plant engineering and equipment supply business will decrease, which will in turn adversely impact upon our financial condition and results of operations. Our ability, therefore, to maintain or increase our revenues may be adversely affected by a sustained material reduction in the demand or price for such products and materials.

We are subject to risks associated with changing technology and manufacturing techniques, which could place us at a competitive disadvantage.

The successful implementation of our business strategy requires us to continuously evolve our existing products and services and introduce new products and services to meet customers’ needs. Our designs and products are characterized by stringent performance and specification requirements that mandate a high degree of manufacturing and engineering expertise. We believe that our customers rigorously evaluate our services and products on the basis of a number of factors, including quality, price competitiveness, technical expertise and development capability, innovation, reliability and timeliness of delivery, product design capability, operational flexibility, customer service, and overall management. Our success depends on our ability to continue to meet our customers’ changing requirements and specifications with respect to these and other criteria. There can be no assurance that we will be able to address technological advances or introduce new designs or products that may be necessary to remain competitive within the industrial plant engineering and equipment supply business.

Our competitors include firms traditionally engaged in the industrial plant engineering and equipment supply business.

We conduct our business in a global environment that is highly competitive and unpredictable. Our primary competitors are international companies with greater resources, capital and access to information than us. Our competition includes other entities who provide industrial and process engineering services and/or products related to cement technology, mineral processing and coal technology, including feasibility studies, raw material testing, basic and detail plant and equipment engineering, financing concepts, construction and commissioning, and personnel training. Increased competition may lead to a decline in the demand for our industrial plant engineering and equipment supply business.

Our risk management strategies leave us exposed to unidentified or unanticipated risks which could impact our risk management strategies in the future and could negatively affect our results of operation and financial condition.

We use a variety of instruments and strategies to manage exposure to various types of risks. For example, we may use derivative foreign exchange contracts to manage our exposure to foreign currency exchange rate risks. If any of the variety of instruments and strategies that we utilize to manage our exposure to various types of risk are not effective, we may incur losses. Unexpected market developments may affect our risk management strategies and unanticipated developments could impact our risk management strategies in the future.

A rise in inflation may negatively affect our business, results of operations and financial condition.

Inflation may result in increases in our expenses related to the provision of industrial plant engineering and equipment supply business, and which may not be readily recoverable in the price of such services provided to our clients. Increases in inflation in overseas countries could result in a reduction in our revenues when reported in United States currency. To the extent inflation results in rising interest rates and has other adverse effects on capital markets, it may adversely affect our business, results of operations and financial conditions.

We are exposed to legal risks in our business which are often difficult to assess or quantify. We may incur significant legal expenses in defending against any litigation.

We are exposed to legal risks in our business, including warranty claims that may be made in connection with warranties that we provide to our customers in connection with the industrial and engineering products and services that we provide. If we receive a significant number of warranty claims, then our resulting warranty costs could be substantial and we could incur significant legal expenses evaluating or disputing such claims.

Some of our subsidiaries operating in the industrial plant engineering and equipment supply business are staffed by a unionized workforce, and union disputes and other employee relations issues may materially and adversely affect our financial results.

Some of the employees of our operating subsidiaries are represented by labour unions under collective bargaining agreements with varying durations and expiration dates. We may not be able to satisfactorily renegotiate our bargaining agreements when they expire. In addition, existing bargaining agreements may not prevent a strike or work stoppage in the future, and any such work stoppage may have a material adverse effect on our financial results.

We may not be able to protect the confidential or unique aspects of our technology, which would reduce our competitive advantage.

We rely on a combination of patents and patent applications, trade secrets, confidentiality procedures and contractual provisions to protect our technology. Despite our efforts to protect our technology, unauthorized parties may attempt to copy aspects of the products we design or build or to obtain and use information that we regard as proprietary. Policing unauthorized use of our technology and products is difficult and expensive. In addition, our competitors may independently develop similar technology or intellectual property. If our technology is copied by unauthorized parties, the technology violates the intellectual property of others or our competitors independently develop competing technology, we may lose existing customers and our business may suffer.

General Risks Faced by Our Company

Investors’ interests will be diluted and investors may suffer dilution in their net book value per share if we issue additional shares or raise funds through the sale of equity securities.

Our constating documents authorize the issuance of common shares and class A preferred shares. In the event that we are required to issue any additional shares or enter into private placements to raise financing through the sale of equity securities, investors’ interests in our company will be diluted and investors may suffer dilution in their net book value per share depending on the price at which such securities are sold. If we issue any such additional shares, such issuances will also cause a reduction in the proportionate ownership of all other shareholders. Further, any such issuance may result in a change of control of our company.

Our Articles contain indemnification provisions and we have entered into agreements indemnifying our officers and directors against all costs, charges and expenses incurred by them.

Our Articles contain indemnification provisions and we have entered into agreements with respect to the indemnification of our officers and directors against all costs, charges and expenses, including amounts payable to settle actions or satisfy judgments, actually and reasonably incurred by them, and amounts payable to settle actions or satisfy judgments in civil, criminal or administrative action or proceeding to which they are made a party by reason of being or having been a director or officer of our company. Such limitations on liability may reduce the likelihood of litigation against our officers and directors and may discourage or deter our shareholders from suing our officers and directors based upon breaches of their duties to our company, though such an action, if successful, might otherwise benefit us and our shareholders.

Certain factors may inhibit, delay or prevent a takeover of our company which may adversely affect the price of our common stock.

Certain provisions of our charter documents and the corporate legislation which govern our company may discourage, delay or prevent a change of control or changes in our management that shareholders may consider favourable. Such provisions include authorizing the issuance by our board of directors of preferred stock in series, providing for a classified board of directors with staggered, three-year terms and limiting the persons who may call special meetings of shareholders. In addition, the Investment Canada Act imposes certain limitations on the rights of non-Canadians to acquire our common shares, although it is highly unlikely that this will apply. If a change of control or change in management is delayed or prevented, the market price of our common stock could decline.

Fluctuations in interest rates and foreign currency exchange rates may affect our results of operations and financial condition.

Fluctuations in interest rates may affect the fair value of our financial instruments sensitive to interest rates. An increase in market interest rates may decrease the fair value of our fixed interest rate financial instrument assets and a decrease in market interest rates may decrease the fair value of our fixed interest rate financial instrument liabilities, thereby resulting in a reduction in the fair value of our equity. See section entitled “Financial and Other Instruments” in our annual report on Form 20-F for additional information with respect to our exposure to interest rate risk.

Similarly, fluctuations in foreign currency exchange rates may affect the fair value of our financial instruments sensitive to foreign currency exchange rates. Our reporting currency is the United States dollar. A depreciation of such currencies against the United States dollar will decrease the fair value of our financial instrument assets denominated in such currencies and an appreciation of such currencies against the United States dollar will increase the fair value of our financial instrument liabilities denominated in such currencies, thereby resulting in a reduction in our equity. See the section entitled “Financial and Other Instruments” in our annual report on Form 20-F for additional information with respect to our exposure to foreign currency exchange rate risk.

Additional Information

We file annual and other reports, proxy statements and other information with certain Canadian securities regulatory authorities and with the Securities and Exchange Commission (the “SEC”) in the United States. The documents filed with the SEC are available to the public from the SEC’s website at http://www.sec.gov. The documents filed with the Canadian securities regulatory authorities are available at http://www.sedar.com.

KHD HUMBOLDT WEDAG INTERNATIONAL LTD.

UNAUDITED INTERIM FINANCIAL STATEMENTS

JUNE 30, 2007

UNAUDITED INTERIM FINANCIAL STATEMENTS

In accordance with National Instrument 51-102 released by the Canadian Securities Administrators, KHD Humboldt Wedag International Ltd. discloses that its auditors have not reviewed the unaudited financial statements for the period ended June 30, 2007.

NOTICE TO READER OF THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The accompanying interim consolidated balance sheet of KHD Humboldt Wedag International Ltd. as at June 30, 2007 and the related consolidated statements of income and retained earnings, comprehensive income and cash flows for the six-month period then ended are the responsibility of management. These consolidated financial statements have not been reviewed on behalf of the shareholders by the independent external auditors of KHD Humboldt Wedag International Ltd.

The interim consolidated financial statements have been prepared by management and include the selection of appropriate accounting principles, judgments and estimates necessary to prepare these financial statements in accordance with Canadian generally accepted accounting principles.

KHD HUMBOLDT WEDAG INTERNATIONAL LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
June 30, 2007 and December 31, 2006
(United States Dollars in Thousands)

	2007	2006
	(Unaudited)

ASSETS
Current Assets
Cash and cash equivalents	$228,183	$204,678
Securities	20,006	4,111
Restricted cash	18,954	16,180
Accounts receivable, trade	91,387	68,432
Other receivables	28,036	33,901
Inventories	90,100	88,127
Contract deposits, prepaid and other	32,631	24,069
Future income tax assets	737	763

Total current assets	510,034	440,261
Non-current Assets
Securities	8,035	555
Receivables	—	8,878
Real estate held for sale	48,267	47,894
Property, plant and equipment	4,456	2,993
Resource property	31,179	29,037
Equity method investments	489	500
Future income tax assets	34,112	33,826
Investment in preferred shares of a former subsidiary	85,449	77,976

Total non-current assets	211,987	201,659

	$722,021	$641,920

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable and accrued expenses	$273,877	$242,574
Notes payable	592	542
Long-term debt, current portion	5,934	4,596
Pension liabilities, current portion	1,705	1,664
Provision for warranty costs, current portion	21,672	21,868

Total current liabilities	303,780	271,244
Long-term Liabilities
Long-term debt, less current portion	12,432	13,772
Pension liabilities, less current portion	29,251	28,559
Provision for warranty costs, less current portion	8,462	7,247
Deferred credit, future income tax assets	15,315	15,539
Future income tax liability	15,604	9,180
Other long-term liabilities	3,195	625

Total long-term liabilities	84,259	74,922

Total liabilities	388,039	346,166
Minority Interests	5,775	22,466
Shareholders’ Equity
Common stock, without par value	129,935	108,595
Treasury stock	(74,456)	(64,383)
Contributed surplus	4,042	2,131
Retained earnings	199,674	176,742
Accumulated other comprehensive income	69,012	50,203

Total shareholders’ equity	328,207	273,288

	$722,021	$641,920

The accompanying notes are an integral part of these financial statements.

KHD HUMBOLDT WEDAG INTERNATIONAL LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
For Six Months Ended June 30, 2007 and 2006
(Unaudited)
(United States Dollars in Thousands, Except Earnings per Share)

	2007	2006

Revenues	$269,992	$142,811
Cost of revenues	225,682	120,261

Gross profit	44,310	22,550

Other operating income:
Resource property	7,176	2,152
Real estate property, net	761	738

	7,937	2,890

General and administrative expense	20,491	14,135
Stock-based compensation — general and administrative	2,455	399

Operating income	29,301	10,906

Interest income	5,341	2,063
Interest expense	(1,648)	(1,292)
Other income (expense), net	1,731	2,598

Income before income taxes and minority interests from continuing operations	34,725	14,275
Provision for income taxes	(10,076)	(1,928)

Income before minority interests from continuing operations	24,649	12,347
Minority interests	(1,717)	(2,413)

Income from continuing operations	22,932	9,934
Income from discontinued operations, net of tax	—	113

Net income	22,932	10,047
Retained earnings, beginning of the period	176,742	169,288
Distribution of Mass Financial Corp.	—	(22,662)

Retained earnings, end of the period	199,674	156,673
Accumulated other comprehensive income	69,012	57,654

Total of retained earnings and accumulated other comprehensive income	$268,686	$214,327

Basic earnings per share
— from continuing operations	$1.55	$0.66
— from discontinued operations	0.00	0.01

	$1.55	$0.67

Diluted earnings per share
— from continuing operations	$1.52	$0.66
— from discontinued operations	0.00	0.01

	$1.52	$0.67

Weighted average number of common shares outstanding
— basic	14,800,243	14,943,132
— diluted	15,064,081	15,078,748

The accompanying notes are an integral part of these financial statements.

KHD HUMBOLDT WEDAG INTERNATIONAL LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
For Three Months Ended June 30, 2007 and 2006
(Unaudited)
(United States Dollars in Thousands, Except Earnings per Share)

	2007	2006

Revenues	$160,407	$80,868
Cost of revenues	138,902	67,924

Gross profit	21,505	12,944

Other operating income:
Resource property	5,622	1,091
Real estate property, net	189	347

	5,811	1,438

General and administrative expense	10,935	6,824
Stock-based compensation — general and administrative	2,057	399

Operating income	14,324	7,159

Interest income	2,381	1,353
Interest expense	(758)	(387)
Other income (expense), net	278	1,973

Income before income taxes and minority interests from continuing operations	16,225	10,098
Provision for income taxes	(4,824)	(268)

Income before minority interests from continuing operations	11,401	9,830
Minority interests	363	(1,863)

Income from continuing operations	11,764	7,967
Income from discontinued operations, net of tax	—	(745)

Net income	11,764	7,222
Retained earnings, beginning of the period	187,910	149,451

Retained earnings, end of the period	199,674	156,673
Accumulated other comprehensive income	69,012	57,654

Total of retained earnings and accumulated other comprehensive income	$268,686	$214,327

Basic earnings per share
— from continuing operations	$0.79	$0.52
— from discontinued operations	0.00	(0.05)

	$0.79	$0.47

Diluted earnings per share
— from continuing operations	$0.77	$0.52
— from discontinued operations	0.00	(0.05)

	$0.77	$0.47

Weighted average number of common shares outstanding
— basic	14,866,557	15,217,866
— diluted	15,199,531	15,350,749

The accompanying notes are an integral part of these financial statements.

KHD HUMBOLDT WEDAG INTERNATIONAL LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
For Six Months Ended June 30, 2007 and 2006
(Unaudited)
(United States Dollars in Thousands)

	2007	2006

Net income for the period	$22,932	$10,047

Other comprehensive income, net of tax
Unrealized gains and losses on translating financial statements of self-sustaining foreign operations	18,809	13,710

Other comprehensive income	18,809	13,710

Comprehensive income	$41,741	$23,757

The accompanying notes are an integral part of these financial statements.

KHD HUMBOLDT WEDAG INTERNATIONAL LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
For Three Months Ended June 30, 2007 and 2006
(Unaudited)
(United States Dollars in Thousands)

	2007	2006

Net income for the period	$11,764	$7,222

Other comprehensive income, net of tax
Unrealized gains and losses on translating financial statements of self-sustaining foreign operations	15,925	12,449

Other comprehensive income	15,925	12,449

Comprehensive income	$27,689	$19,671

The accompanying notes are an integral part of these financial statements.

KHD HUMBOLDT WEDAG INTERNATIONAL LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
For Six Months Ended June 30, 2007 and 2006
(Unaudited)
(United States Dollars in Thousands)

	2007	2006

Cash flows from operating activities
Income from continuing operations	$22,932	$9,934
Adjustments for:
Amortization and depreciation	1,605	957
Minority interests	1,717	2,413
Gain on short-term securities	(1,710)	288
Stock-based compensation	2,455	399
Changes in operating assets and liabilities, net of effects of acquisitions and dispositions
Short-term securities	(4,834)	(9,075)
Restricted cash	(2,337)	1,212
Receivables	(28,543)	5,906
Inventories	206	5,710
Accounts payable and accrued expenses	26,507	14,567
Provision for warranty costs	300	7,556
Future income taxes	6,077	(3,086)
Contract deposits, prepaid and other	(7,798)	(11,432)
Other	1,558	(620)

Cash flows provided by operating activities	18,135	24,729
Cash flows from investing activities
Purchases of property, plant and equipment	(2,553)	(1,297)
Purchase of an investment in an affiliate	(521)	—
Purchase of minority interest in a non-wholly-owned subsidiary	(13)	—
Other	65	(54)

Cash flows used in investing activities	(3,022)	(1,351)
Cash flows from financing activities
Borrowings	1,240	28,735
Debt repayments	(1,650)	(17,767)
Issuance of shares	2,208	—

Cash flows provided by financing activities	1,798	10,968
Cash flows used in operating activities of discontinued operations	—	(11,184)
Cash flows used in investing activities of discontinued operations	—	(18,549)
Cash flows provided by financing activities of discontinued operations	—	604
Exchange rate effect on cash and cash equivalents	6,594	12,028

Increase in cash and cash equivalents	23,505	17,245
Cash and cash equivalents, beginning of period	204,678	194,313

Cash and cash equivalents, end of period	$228,183	$211,558

Cash and cash equivalents at end of period consisted of:
Continuing operations	$228,183	$144,361
Discontinued operations	—	67,197

	$228,183	$211,558

Cash and cash equivalents	$97,945	$164,144
Money market funds	130,238	47,414

	$228,183	$211,558

The accompanying notes are an integral part of these financial statements.

KHD HUMBOLDT WEDAG INTERNATIONAL LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
For Three Months Ended June 30, 2007 and 2006
(Unaudited)
(United States Dollars in Thousands)

	2007	2006

Cash flows from operating activities
Income from continuing operations	$11,764	$7,967
Adjustments for:
Amortization and depreciation	757	487
Minority interests	(363)	1,863
Gain on short-term securities	(1,815)	591
Stock-based compensation	2,057	399
Changes in operating assets and liabilities, net of effects of acquisitions and dispositions
Short-term securities	28,782	(5,525)
Restricted cash	(1,573)	(721)
Receivables	(56,377)	3,788
Inventories	8,007	2,464
Accounts payable and accrued expenses	33,613	4,388
Provision for warranty costs	(758)	1,695
Future income taxes	2,296	(1,287)
Contract deposits, prepaid and other	1,436	(4,852)
Other	2,645	474

Cash flows provided by operating activities	30,471	11,731
Cash flows from investing activities
Purchases of property, plant and equipment	(1,676)	(756)
Purchase of an investment in an affiliate	(521)	—
Purchase of minority interest in a non-wholly-owned subsidiary	(13)	—
Other	(230)	(54)

Cash flows used in investing activities	(2,440)	(810)
Cash flows from financing activities
Borrowings	1,122	318
Debt repayments	(1,624)	(14,114)
Issuance of shares	2,208	—

Cash flows provided by (used in) financing activities	1,706	(13,796)
Cash flows provided by operating activities of discontinued operations	—	6,148
Cash flows provided by investing activities of discontinued operations	—	39
Cash flows used in financing activities of discontinued operations	—	(12,841)
Exchange rate effect on cash and cash equivalents	3,228	8,727

Increase in cash and cash equivalents	32,965	(802)
Cash and cash equivalents, beginning of period	195,218	212,360

Cash and cash equivalents, end of period	$228,183	$211,558

Cash and cash equivalents at end of period consisted of:
Continuing operations	$228,183	$144,361
Discontinued operations	—	67,197

	$228,183	$211,558

Cash and cash equivalents	$97,945	$164,144
Money market funds	130,238	47,414

	$228,183	$211,558

The accompanying notes are an integral part of these financial statements.

KHD HUMBOLDT WEDAG INTERNATIONAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2007
(Unaudited)

Note 1.	Basis of Presentation

The consolidated financial statements contained herein include the accounts of KHD Humboldt Wedag International Ltd. and its subsidiaries (collectively, the “Company”). The notes are stated in United States dollars (unless otherwise indicated), as rounded to the nearest thousands (except per share amounts).

The interim period consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles. The preparation of financial data is based on accounting principles and practices consistent with those used in the preparation of the most recent annual financial statements. Certain information and footnote disclosure normally included in consolidated financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. These interim period statements should be read together with the audited consolidated financial statements and the accompanying notes included in the Company’s latest annual report on Form 20-F. In the opinion of the Company, its unaudited interim consolidated financial statements contain all normal recurring adjustments necessary in order to present a fair statement of the results of the interim periods presented. The results for the periods presented herein may not be indicative of the results for the entire year.

Certain reclassifications have been made to the prior period financial statements to conform to the current period presentation.

Note 2.	Nature of Business

The Company operates internationally in the industrial plant engineering and equipment supply business and specializes in the cement, coal and mineral industries.

In March 2004, the Company acquired a controlling interest in KHD Humboldt Wedag International (Deutschland) AG (“KHDID”, formerly MFC Industrial Holdings AG). KHDID, through its major subsidiaries, the KHD Humboldt Wedag AG group of companies, together with the Company’s wholly-owned subsidiary, KHD Humboldt Wedag International GmbH and its subsidiaries, are engaged in the industrial plant engineering and equipment supply business and specializes in the cement, coal and mineral industries. KHD Humboldt Wedag AG and KHD Humboldt Wedag International GmbH, with their subsidiaries, are collectively referred to as “KHD” in these financial statements.

Until January 31, 2006, the Company also operated in the financial service industry, including merchant banking, financial advisory services, proprietary investing, and trading activities, on an international basis through the Company’s banking and trading subsidiaries.

In December 2005, the Company’s board of directors passed a resolution to distribute the majority of the Company’s financial services business to its shareholders. Pursuant to this resolution, the Company and its wholly-owned subsidiary, Mass Financial Corp. (“Mass Financial”, formerly Sutton Park International Ltd.) entered into a restructuring agreement and a share exchange agreement. Upon the closing of the agreements, Mass Financial held all the financial services business of the Company, except for MFC Merchant Bank S.A. (“MFC Bank”) and the Company’s investment in a resource property; and the Company held preferred shares and Class A common shares in the capital of Mass Financial. On January 31, 2006, the Company distributed all its Class A common shares in Mass Financial to the shareholders of the Company on pro rata basis.

In November 2006, the Company sold its equity interest in MFC Bank to Mass Financial.

For reporting purposes, the results of operations of Mass Financial and MFC Bank have been presented as discontinued operations. Accordingly, prior period financial statements have been reclassified to reflect this change.

As at June 30, 2007, the Company owned all Series 2 Class B preferred shares of Mass Financial and did not hold any common shares or Class A common shares of Mass Financial. Mass Financial owned 781,128 common shares (approximately 5.2%) of the Company. Effective January 31, 2006 and as of June 30, 2007, there is one common director and one common officer between the Company and Mass Financial. The Company and Mass Financial are considered as related parties. Management of the Company is of the opinion that Mass Financial does not control the Company.

KHD HUMBOLDT WEDAG INTERNATIONAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As at June 30, 2007, the Company had a financial asset of $120,243 (Cdn$127,866) in the Class B preferred shares of Mass Financial and a financial liability of $34,794 (Cdn$37,000) owing to Mass Financial. The Company and Mass Financial have a legally enforceable right to set off the recognized amounts and intend to settle on a net basis. Accordingly, the financial asset and the financial liability were offset and the net amount of $85,449 (Cdn$90,866) was reported in the consolidated balance sheet.

Note 3.	Change of Reporting Currency

Effective January 1, 2007, the Company changed its reporting currency from Canadian dollars (“Cdn$”) to United States dollars.

In accordance with Emerging Issue Committee Abstract 130, Translation Method When the Reporting Currency Differs from the Measurement Currency or there is a Change in the Reporting Currency, the financial statements for all years (or periods) presented are translated into the reporting currency using the current rate method. Under this method, the income statement and the cash flow statement items for each year (or period) are translated into the reporting currency using the rates in effect at the date of the transactions, and assets and liabilities are translated using the exchange rate at the end of that year or period. All resulting exchange differences are reported as a separate component of shareholders’ equity.

In the case of a change in reporting currency, this method of translation results in the financial statements of prior years (or periods) presented for comparison being translated as if the reporting currency used in the current year (or period) had been used for at least all periods shown.

The Company believes that financial statements presented in United States dollars delivers more meaningful and relevant financial information to the shareholders as the majority of the Company’s shareholders (in terms of both number of shareholders and the numbers of shares they hold) are United States persons.

Note 4.	Adoption of New Accounting Standards

Effective January 1, 2007, the Company adopted Canadian Institute of Chartered Accountants’ Handbook Section 3855, Financial Instruments — Recognition and Measurement; Section 3865, Hedges; Section 1530, Comprehensive Income and Section 3861, Financial Instruments — Disclosure and Presentation. These new Handbook Sections provide comprehensive requirements for the recognition and measurement of financial instruments, as well as standards on when and how hedge accounting may be applied.

Pursuant to Section 1530, a consolidated statement of comprehensive income is prepared to present changes in shareholders’ equity during a period from transactions and other events from non-owner sources. A consolidated statement of comprehensive income includes net income plus other comprehensive income.

Section 3855 requires all financial assets and financial liabilities to be classified by characteristic and/or management intent. All financial assets are classified in one of four categories: held for trading, held to maturity, loans and receivables, and available for sale. Non-derivative financial liabilities are classified as other liabilities though the Company may elect to classify them as held for trading. All derivatives are classified as held for trading unless in a designated hedging relationship when certain conditions are met. When a financial asset or financial liability is recognized initially, the Company measures it at its fair value (except as specified for certain related party transactions). The subsequent measurement of a financial instrument and the recognition of associated gains and losses is determined by the financial instrument classification category.

After initial recognition, the Company measures financial assets, including derivatives that are assets, at their fair values, without any deduction for transaction costs it may incur on sale or other disposal, except for the following financial assets: (a) held-to-maturity investments which are measured at amortized cost using the effective interest method; (b) loans and receivables which are measured at amortized cost using the effective interest method; (c) investments in equity instruments that do not have a quoted market price in an active market are measured at cost (other than such instruments that are classified as held for trading); and (d) derivatives that are linked to and must be settled by delivery of equity instruments of another entity whose fair value cannot be reliably measured are measured at cost. After initial recognition, the Company measures all financial liabilities at amortized cost using the effective interest method, except for financial liabilities that are classified as held for trading (including derivatives that are liabilities) which are measured at their fair values (except for derivatives that are

KHD HUMBOLDT WEDAG INTERNATIONAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

linked to and must be settled by delivery of equity instruments of another entity whose fair value cannot be reliably measured which should be measured at cost).

Typically, a gain or loss on a financial asset or financial liability classified as held for trading is recognized in net income for the period in which it arises. A gain or loss on an available-for-sale financial asset is recognized directly in other comprehensive income, except for impairment losses, until the financial asset is derecognized, at which time the cumulative gain or loss previously recognized in accumulated other comprehensive income is recognized in net income for the period. For financial assets and financial liabilities carried at amortized cost, a gain or loss is recognized in net income when the financial asset or financial liability is derecognized or impaired, and through the amortization process.

Whenever quoted market prices are available, bid prices are used for the valuation of financial assets while ask prices are used for financial liabilities. When the market for a financial instrument is not active, the Company establishes fair value by using a valuation technique. Valuation techniques include using recent arm’s length market transactions between knowledgeable, willing parties, if available; reference to the current fair value of another instrument that is substantially the same; discounted cash flow analysis; option pricing models and other valuation techniques commonly used by market participants to price the instrument.

Pursuant to Section 3855, the Company changed to the effective interest method of amortizing transaction costs and recording interest income and expense. Transaction costs related to the acquisition of held for trading financial assets and liabilities are expensed as incurred. For all other financial assets and liabilities, the Company elects to expense transaction costs immediately. Transaction costs are incremental costs that are directly attributable to the acquisition or disposal of a financial asset or liability.

Section 3865 establishes when and how hedge accounting may be applied. Derivatives are included on the consolidated balance sheet and are measured at fair value. Derivatives that qualify as hedging instruments are designated as either a cash flow hedge or a fair value hedge. The unrealized gains and losses relating to a cash flow hedge are included in other comprehensive income. The unrealized gains and losses relating to a fair value hedge are included in earnings. For derivatives that do not qualify as hedging instruments, the unrealized gains and losses are included in earnings. The Company has determined that the derivative instruments currently in place do not meet the requirements of Section 3865 to qualify them as hedges.

Section 3861 establishes standards for presentation of financial instruments and non-financial derivatives, and identifies the information that should be disclosed about them. The presentation paragraphs deal with the classification of financial instruments, from the perspective of the company, between liabilities and equity, the classification of related interest, dividends, losses and gains, and the circumstances in which financial assets and financial liabilities are offset. The disclosure paragraphs deal with information about factors that affect the amount, timing and certainty of a company’s future cash flows relating to financial instruments. Section 3861 also deals with disclosure of information about the nature and extent of a company’s use of financial instruments, the business purposes they serve, the risks associated with them and management’s policies for controlling those risks.

The adoption of these new accounting standards does not have any material impact on the Company’s financial position as of January 1, 2007.

Note 5.	Earnings Per Share

Basic earnings per share is determined by dividing net income applicable to common shares by the average number of common shares outstanding for the year. Diluted earnings per share is determined using the same method as basic earnings per share except that the weighted average number of common shares outstanding includes the potential dilutive effect of stock options and warrants granted under the treasury stock method and convertible debt. The treasury stock method determines the number of additional common shares by assuming that outstanding stock warrants and options whose exercise price is less than the average market price of the Company’s common stock during the period are exercised and then reduced by the number of common shares assumed to be repurchased with the exercise proceeds. The dilutive effect of a convertible debt is computed under the if-converted method. However, such potential dilution is not recognized in a loss year.

In 2006, the Company reported discontinued operations and, accordingly, the Company has reclassified all years (periods) presented to give effect to the comparative presentation of those discontinued operations in prior years (periods). The Company uses income before discontinued operations as the control number in determining

KHD HUMBOLDT WEDAG INTERNATIONAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

whether potential common shares are dilutive or anti-dilutive for purposes of computed diluted earnings per share for each year (period) presented. Because the Company is reclassifying prior years’ (periods’) financial statements for the presentation of discontinued operations, diluted earnings per share may not be consistent with that which was originally presented.

Note 6.	Short-term securities

As of June 30, 2007, short-term securities included investment in highly liquid investment funds of $6,812 which were held for trading.

Note 7.	Privatization of a Non-wholly Owned Subsidiary

In May 2007, the Company increased its common share holding position in Sasamat Capital Corporation (“Sasamat”) from 58.7% to 100%. The Company paid a total consideration of $18,078 consisting of $13 in cash and $18,065 in 322,594 common shares of the Company for the acquisition of this 41.3% common share position in Sasamat through a plan of arrangement. Prior to completion of the acquisition, Sasamat had been a subsidiary of the Company and had been consolidated into the Company’s consolidated financial statements since September 2005. Sasamat is a holding company whose major asset is its 32% equity position in KHDID.

Note 8.	Stock-based Payments

On April 11, 2007, the Company granted to a corporation stock options to purchase up to 250,000 common shares in the Company at $42.18 per share, on or before April 11, 2017, with one third vested immediately and one third each to be vested on the first and second anniversary dates. On the date the stock options were granted, the market value of the Company’s common stock was $41.94 per share. The fair value of the stock-based compensation is determined by using the Black-Scholes model, with the following assumptions: a weighted average expected life of 3.0 years, expected volatility of 29.74%, risk-free interest rates of 4.11% and expected dividend yield of 0%. The weighted average grant-date fair value of the stock options was $10.45 per share. Under a management services agreement, the corporation provides strategic development services, management and technical and support services to the Company. The Company’s Chief Executive Officer owns a beneficial position in the corporation.

On May 17, 2007, pursuant to the stock option agreements dated May 17, 2006, the Company granted to certain employees additional stock options to purchase up to 158,333 common shares in the Company at $53.70 per share, on or before May 17, 2017, with one third to be vested on each anniversary date in the next three years. On the date the stock options were granted, the market value of the Company’s common stock was $53.70 per share. The fair value of the stock-based compensation is determined by using the Black-Scholes model, with the following assumptions: a weighted average expected life of 3.0 years, expected volatility of 28.95%, risk-free interest rates of 4.23% and expected dividend yield of 0%. The weighted average grant-date fair value of the stock options was $13.34 per share.

On June 28, 2007, the Company granted to two employees stock options to purchase up to 33,332 common shares in the Company at $58.50 per share, on or before June 28, 2017, with one third to be invested on each anniversary date in the next three years. On the date the stock options were granted, the market value of the Company’s common stock was $58.50 per share. The fair value of the stock-based compensation is determined by using the Black-Scholes model, with the following assumptions: a weighted average expected life of 3.0 years, expected volatility of 31.94%, risk-free interest rates of 4.64% and expected dividend yield of 0%. The weighted average grant-date fair value of the stock options was $15.89 per share. The Company, at its sole and absolute discretion, may grant additional stock options up to an aggregate of 33,332 stock options to these two employees in 2008. The terms of these future stock options are not known at this date, except for the vesting periods.

Following is a summary of the movement of the stock options granted:

Outstanding at December 31, 2006	586,668
Granted	441,665
Forfeited	(11,112)
Exercised	(84,332)

Outstanding at June 30, 2007	932,889

KHD HUMBOLDT WEDAG INTERNATIONAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 9.	Transactions with Mass Financial

In November 2006, the Company completed the sale of its entire equity interest in MFC Bank to a wholly-owned subsidiary of Mass Financial. The consideration was determined by reference to the Company’s carrying value of its investment in MFC Bank as of September 30, 2006 of Cdn$77,902 and comprised cash of Cdn$38,792 (Cdn$31,081 paid in November 2006 and Cdn$7,711 to be paid on or before the Payment Date (which is defined as the day which is earlier of 30 calendar days after (i) the date on which a triggering event (as defined) has occurred and (ii) March 31, 2007), a short-term promissory note of Cdn$8,000 due November 2007 bearing interest at 5% per annum, and 790,000 shares of common stock in the Company valued at initial share value of $27,555(Cdn$31,110). The initial valuation of 790,000 shares of common stock in the Company was subject to an adjustment which is equal to the positive balance, if any, between the initial share value and the market price on the Payment Date.

The Company and Mass Financial agreed that April 30, 2007 was the Payment Date and the market price was $47.63 per share on the Payment Date. Accordingly, an adjustment of $10,073 (Cdn$10,892) was debited to the treasury stock account and credited to the receivable account. The wholly-owned subsidiary of Mass Financial also exercised a put option to sell 9.9% common shares in MFC Bank to the Company for Cdn$8,010 on the Payment Date.

Note 10.	Segment Information

Effective from January 31, 2006, the Company primarily operates in one reportable business segment, industrial plant engineering and equipment supply, and a corporate and other sector.

Prior to April 2004, the Company operated in the financial services segment only. Since the acquisition of KHD in March 2004, the Company operated in two reportable business segments: (a) industrial plant engineering and equipment supply and (b) financial services and a corporate sector. The segments were managed separately because each business required different production and marketing strategies. Intersegment transactions are accounted for under normal business terms. The financial services segment included Mass Financial and MFC Bank and their dispositions in 2006 resulted in reclassification of prior years’ financial information including business segment information. The results of operations for corporate and other sector primarily represent the corporate income (including income from a resource property) less expenses (including expenses incurred for corporate by subsidiaries). There were no intersegment revenues in the six months ended June 30, 2007 and 2006, respectively.

Summarized financial information concerning the segments is shown in the following tables:

	Six Months Ended June 30, 2007
	Industrial plant
	engineering and	Corporate
	equipment supply	and other	Total
	(Unaudited)

Revenues from external customers	$269,992	$—	$269,992
Interest expense
External	1,159	489	1,648
Internal	177	109	286
Income (loss) from continuing operations before income taxes and minority interests	35,717	(992)	34,725

	Six Months Ended June 30, 2006
	Industrial plant
	engineering and	Corporate
	equipment supply	and other	Total
	(Unaudited)

Revenues from external customers	$142,811	$—	$142,811
Interest expense
External	1,197	95	1,292
Internal	186	132	318
Income (loss) from continuing operations before income taxes and minority interests	15,163	(888)	14,275

KHD HUMBOLDT WEDAG INTERNATIONAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Three Months Ended June 30, 2007
	Industrial plant
	engineering and	Corporate
	equipment supply	and other	Total
	(Unaudited)

Revenues from external customers	$160,407	$—	$160,407
Interest expense
External	634	124	758
Internal	91	41	132
Income (loss) from continuing operations before income taxes and minority interests	17,460	(1,235)	16,225

	Three Months Ended June 30, 2006
	Industrial plant
	engineering and	Corporate
	equipment supply	and other	Total
	(Unaudited)

Revenues from external customers	$80,868	$—	$80,868
Interest expense
External	340	47	387
Internal	115	86	201
Income (loss) from continuing operations before income taxes and minority interests	10,598	(500)	10,098

The total assets were $722,021 and $641,920 at June 30, 2007 and December 31, 2006, respectively. There was no material change of total assets since December 31, 2006.

The two major customer groups of industrial plant engineering and equipment supply segment are in cement, and coal and minerals industries. The revenues of industrial plant engineering and equipment supply segment can be further broken down as follows:

	Six Months Ended
	June 30,
	2007	2006

Cement	$244,736	$113,927
Coal and minerals	25,256	28,884

	$269,992	$142,811

	Three Months Ended
	June 30,
	2007	2006

Cement	$148,780	$61,247
Coal and minerals	11,627	19,621

	$160,407	$80,868

Note 11.	Related Party Transactions

In the normal course of operations, the Company enters into transactions with related parties which include affiliates which the Company has a significant equity interest (10% or more) in the affiliates or has the ability to influence the affiliates’ operating and financing policies through significant shareholding, representation on the board of directors, corporate charter and/or bylaws. These related party transactions are measured at the exchange value, which represent the amounts of consideration established and agreed to by the parties. In addition to transactions disclosed elsewhere in the financial statements, the Company had the following transactions with affiliates during the six months ended June 30, 2007.

KHD HUMBOLDT WEDAG INTERNATIONAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

During the six months ended June 30, 2007, the Company recognized interest income of ($44) from affiliates and paid interest expense of $472 to affiliates. In addition, the Company earned net interest income of $1,782 on its investment in the preferred shares of Mass financial. The Company paid expenses of $1,408 to affiliates. The Company also paid royalty expenses of $403 to an affiliate. The Company recognized an equity loss of $74 from an equity method investee.

The Company acquired an available-for-sale security of $42 from and sold an available-for-sale security of $63 and a trading security of $8,877 to an affiliate at their fair values. No gain or loss was recognized on the sales.

As at June 30, 2007, the Company maintained cash deposits of $55 with MFC Merchant Bank. The Company had $13,918 due from affiliates and $3,953 due to affiliates as at June 30, 2007. In addition, the Company had a long-term investment of $8,035 in affiliates and a long-term liability of $232 payable to an affiliate at June 30, 2007.

Note 12.	Subsequent Events

In March 20007, and amended on June 29, 2007, the Company entered into an arrangement agreement with SWA REIT LTD. (“SWA”), a corporation governed by the laws of Barbados, contemplating an arrangement (the “Arrangement”) under Section 288 of the British Columbia Business Corporations Act, whereby, among other things, the Company agreed to transfer certain real estate interests and other assets indirectly held by it to SWA and then distribute all of the Austrian depositary certificates representing the common shares of SWA (or common shares of SWA) held by it, pro rata, to the Company’s shareholders in exchange for a reduction of the paid up capital with respect to the Company’s common shares. The arrangement was approved by the Company’s shareholders at its annual and special shareholders’ meeting held on August 6, 2007. The real estate assets are not complimentary to the Company’s industrial plant engineering and equipment supply business and the distribution of Austrian depositary certificates (or common shares of SWA) will not significantly change the economic interests of the Company’s shareholders in the assets of the Company.

News Release

KHD HUMBOLDT WEDAG INTERNATIONAL LTD. REPORTS
2007 SECOND QUARTER AND SIX-MONTH RESULTS
– EPS from continuing operations increased by 130% and backlog at record levels –

HONG KONG (August 14, 2007) . . . KHD Humboldt Wedag International Ltd. (“KHD”) (NYSE: KHD) today announced results for the second quarter and six months ended June 30, 2007. All figures are in US dollars and earnings per share amounts are on a diluted basis.

We are reporting our financial statements on the basis of reclassifying our prior financial service business as discontinued operations for 2006 results.

For the six months ended June 30, 2007, KHD reported revenues from continuing operations of $270.0 million and income from continuing operations of $22.9 million, or $1.52 per share.

The 2007 revenues are an increase of 89 percent over the revenues of $142.8 million in the first half of 2006, and the 2007 income from continuing operations is an increase of 131 percent over the $9.9 million or $0.66 per share for the first six months of 2006 for the same operations.

For the three months ended June 30, 2007, KHD reported revenues from continuing operations of $160.4 million and income from continuing operations of $11.8 million, or $0.77 per share.

The 2007 second quarter revenues are an increase of 98 percent over the second-quarter 2006 revenues of $80.9 million and the 2007 second-quarter income from continuing operations is an increase of 48 percent over the second-quarter 2006 income for the same operations of $0.52 per share.

The number of shares issued and outstanding as at June 30, 2007 was 15,153,046. The weighted average number of shares on a diluted basis for the six months ended June 30, 2007 was 15,064,081 and for the three months ended June 30, 2007 was 15,199,531.

– MORE –

Contact Information:	Allen & Caron Inc.	Rene Randall
	Joseph Allen (investors)	KHD Humboldt Wedag International Ltd.
	1 (212) 691-8087	1 (604) 683-8286
	joe@allencaron.com	randall.r@khd.de
or
Len Hall (media)
1 (949) 474-4300
len@allencaron.com

KHD HUMBOLDT WEDAG INTERNATIONAL LTD. REPORTS 2007 SECOND QUARTER AND
SIX-MONTH RESULTS
Page -2-

Order intake is defined as the total value of all orders received during the respective period, while order backlog is defined as the value of orders received but not yet fulfilled. KHD books orders on the basis of firm contracts and receipt of the generally required down payment from our customers. For comparative purposes, all the following analyses of amounts for order intake, backlog and revenue were translated directly from Euros to US dollars at 1.3196, the exchange rate as of December 31, 2006.

Order intake for the six months ended June 30, 2007 was $307.7 million, 28 percent lower than the same period of 2006; 57 percent of the 2007 order intake came from the emerging regions of Asia, Russia and Eastern Europe.

Order intake for the quarter ended June 30, 2007 was $154.9 million, a decrease of 52 percent from the second quarter of 2006; 65 percent of the 2007 second-quarter order intake came from the emerging regions of Asia, Russia and Eastern Europe.

The order intake decline for the second quarter of 2007 was a timing issue. Had our policy for booking orders been based on signed contracts as opposed to firm contracts and advance payments, the level of order intake in the second quarter of 2007 would have been nearly double what we are reporting and there would have been an increase over the first six months of 2006. In the first few weeks of the third quarter, we received significant advance payments on contracts signed in the second quarter, including an approximately $110 million contract to build a new cement production line with a capacity of 5,000 tonnes of clinker per day from Saudi Arabia-based Arabian Cement Company. It should be noted that the order intake for the second quarter of 2006 was extraordinarily high, with 48 percent of the order intake for the entire year being booked in the second quarter.

Order backlog remains at a record level and as of June 30, 2007 was $643.3 million. As of the date of this release, the backlog is approaching $800 million.

Our corporate tax expense for reporting purposes was $4.8 million for the quarter ended June 30, 2007. This figure primarily reflects the net draw down of our deferred tax assets. Actual cash taxes paid in the period were minimal.

Our first-quarter margins were higher than normal due to an exceptionally high component of our revenues associated with proprietary equipment. Second-quarter margins reflected a normal mixture of revenue and are in line with our forecast for the year.

– MORE –

KHD HUMBOLDT WEDAG INTERNATIONAL LTD. REPORTS 2007 SECOND QUARTER AND
SIX-MONTH RESULTS
Page -3-

CEO Jim Busche commented, “The second-quarter results demonstrate the continuing growth in our business and, most importantly, our gaining market share in the world’s emerging economies with 30 percent of our backlog in Asia and another 29 percent in Russia and Eastern Europe. Since the close of the second quarter we’ve added more than $150 million to our backlog. Our coal and minerals business unit in India, which has been operating successfully for over forty years, has booked more new orders in 2007 than it had in the previous three years combined. Our challenge is to sustain our backlog and our initiatives in the emerging markets are helping us achieve this objective.

Our guidance on revenues and earnings before taxes for the full year 2007 which we gave in our April 2, 2007 news release has not changed. For the year 2007, we expect revenues to increase to $623 million and earnings before taxes of $61 million.”

In March 2007, we announced that we had entered into an Agreement with Sasamat Capital Corporation providing for the elimination of the largest portion of the minority interests. In the second quarter we completed this transaction.

Later in April 2007, we announced our intention to distribute to our shareholders the shares of our wholly-owned subsidiary, SWA REIT Ltd., which owns and operates all of KHD’s real estate assets. The plan for the distribution of SWA REIT Ltd. was approved by our shareholders. A record date will be announced in the third quarter pending a tax ruling.

Our shareholders also approved a two-for-one forward stock split. The Record Date for the stock split will be August 23, 2007, with the Distribution Date being September 7, 2007. The common shares of the Company will be trading on the NYSE on a post-split basis on September 10, 2007.”

Chairman Michael Smith commented, “At the end of the first six months of 2007, we had $248 million in cash and short-term securities, $510 million in current assets, and shareholders’ equity of $328 million. Our backlog remains at record level. These are strong indicators of growth. Of equal importance, is the location and size of the projects themselves as this information indicates the results of our strategic initiatives for enhancing shareholder value.

Our transition from a merchant bank to an industrial plant engineering and equipment supply company is not yet complete. We are optimistic the final transition will be completed in the fourth quarter of 2007. Our goal is for KHD to be viewed as a near equal to our peer group at that time. We will work diligently to achieve recognition of this change from the investment community. Please read the entire Form 6K report for a greater understanding of KHD, which is available on our website.”

– MORE –

KHD HUMBOLDT WEDAG INTERNATIONAL LTD. REPORTS 2007 SECOND QUARTER AND
SIX-MONTH RESULTS
Page -4-

Today at 10:00am EDT (7:00am PDT), a conference call will be held to review the KHD results; this call will be broadcast live over the Internet at www.khdhumboldt.com or www.earnings.com. An online archive will be available immediately following the call and continue for seven days or to listen to the audio replay by phone, dial 1 (888) 286 8010 using conference ID #13009914. International callers should dial 1 (617) 801 6888.

About KHD Humboldt Wedag International Ltd.

KHD Humboldt Wedag International Ltd. owns companies that operate internationally in the industrial plant engineering and equipment supply business, and specializes in the cement, coal and minerals processing industries. To obtain further information on KHD, please visit our website at http://www.khdhumboldt.com

Disclaimer for Forward-Looking Information

Certain statements in this release are forward-looking statements, which reflect the expectations of management regarding the Company’s future growth, results of operations, performance and business prospects and opportunities. Forward-looking statements consist of statements that are not purely historical, including any statements regarding beliefs, plans, expectations or intentions regarding the future. Such statements are subject to risks and uncertainties that may cause actual results, performance or developments to differ materially from those contained in, the statements. No assurance can be given that any of the events anticipated by the forward-looking statements will occur or, if they do occur, what benefits the Company will obtain from them. These forward-looking statements reflect management’s current views and are based on certain assumptions. These assumptions, which include, management’s current expectations estimates and assumptions about certain projects and the markets the Company operates in, are expressed or implied by the forward-looking statements, including, but not limited to: (1) a downturn in general economic conditions in Asia, Europe, the United States and internationally, (2) a decreased demand for the Company’s products, (3) a decrease in the demand for cement, minerals and related products, (4) the number of competitors with competitively priced products and services, (5) product development or other initiatives by the Company’s competitors, (6) shifts in industry capacity, (7) fluctuations in foreign exchange and interest rates, (8) fluctuations in availability and cost of raw materials or energy, (9) delays in the start of projects included in our forecasts, (10) delays in the implementation of projects included in our forecasts and disputes regarding the performance of our services, (11) the uncertainty of government regulation and politics in Asia and the Middle East and other markets, (12) potential negative financial impact from regulatory investigations, claims, lawsuits and other legal proceedings and challenges, and (13) other factors beyond the Company’s control. Additional information about these and other assumptions, risks and uncertainties are set out in the “Risks and Uncertainties” section in our Form 6-K filed with the Securities and Exchange Commission and our MD&A filed with Canadian security regulators.

– FINANCIAL TABLES FOLLOW –

KHD HUMBOLDT WEDAG INTERNATIONAL LTD. REPORTS 2007 SECOND QUARTER AND
SIX-MONTH RESULTS
Page -5-

KHD HUMBOLDT WEDAG INTERNATIONAL LTD.

CONSOLIDATED BALANCE SHEETS
June 30, 2007 and December 31, 2006
(unaudited)
(amounts in U.S. dollars; in thousands)

	2007	2006

ASSETS

Current assets
Cash and cash equivalents	$228,183	$204,678
Securities	20,006	4,111
Restricted cash	18,954	16,180
Accounts receivable, trade	91,387	68,432
Other receivables	28,036	33,901
Inventories	90,100	88,127
Contract deposits, prepaid and other	32,631	24,069
Future income tax assets	737	763

	510,034	440,261

Non-current assets
Securities	8,035	555
Receivables	0	8,878
Real estate held for sale	48,267	47,894
Property, plant and equipment	4,456	2,993
Resource property	31,179	29,037
Equity method investments	489	500
Future income tax assets	34,112	33,826
Investment in preferred shares of a former subsidiary	85,449	77,976

	211,987	201,659

	$722,021	$641,920

– MORE –

KHD HUMBOLDT WEDAG INTERNATIONAL LTD. REPORTS 2007 SECOND QUARTER AND
SIX-MONTH RESULTS
Page -6-

KHD HUMBOLDT WEDAG INTERNATIONAL LTD.

CONSOLIDATED BALANCE SHEETS (con’t)
June 30, 2007 and December 31, 2006
(unaudited)
(amounts in U.S. dollars; in thousands)

	2007	2006

LIABILITIES

Current liabilities
Accounts payable and accrued expenses	$273,877	$242,574
Notes payable	592	542
Long-term debt, current portion	5,934	4,596
Pension liabilities, current portion	1,705	1,664
Provision for warranty costs, current portion	21,672	21,868

	303,780	271,244

Long-term liabilities
Long-term debt, less current portion	12,432	13,772
Pension liabilities, less current portion	29,251	28,559
Provision for warranty costs, less current portion	8,462	7,247
Deferred credit, future income tax assets	15,315	15,539
Future income tax liability	15,604	9,180
Other long-term liabilities	3,195	625

	84,259	74,922

Total liabilities	388,039	346,166

MINORITY INTERESTS	5,775	22,466

SHAREHOLDERS’ EQUITY

Common stock	129,935	108,595
Treasury stock	(74,456)	(64,383)
Contributed surplus	4,042	2,131
Retained earnings	199,674	176,742
Accumulated other comprehensive income	69,012	50,203

	328,207	273,288

	$722,021	$641,920

– MORE –

KHD HUMBOLDT WEDAG INTERNATIONAL LTD. REPORTS 2007 SECOND QUARTER AND
SIX-MONTH RESULTS
Page -7-

KHD HUMBOLDT WEDAG INTERNATIONAL LTD.

CONSOLIDATED STATEMENTS OF INCOME
For Six Months Ended June 30, 2007 and 2006
(unaudited)
(amounts in U.S. dollars; in thousands, except per share data)

	2007	2006

Revenues	$269,992	$142,811
Cost of revenues	225,682	120,261

Gross profit	44,310	22,550

Other operating income
Resource property	7,176	2,152
Real estate property, net	761	738

	7,937	2,890

General and administrative expense	(20,491)	(14,135)
Stock-based compensation	(2,455)	(399)

Operating income	29,301	10,906
Interest income	5,341	2,063
Interest expense	(1,648)	(1,292)
Other income (expenses), net	1,731	2,598

Income before taxes from continuing operations	34,725	14,275
Provision for income taxes	(10,076)	(1,928)

Income before minority interests	24,649	12,347
Minority interests	(1,717)	(2,413)

Income from continuing operations	22,932	9,934
Income from discontinued operations, net of tax	0	113

Net income	$22,932	$10,047

Basic earnings per share
from continuing operations	$1.55	$0.66
from discontinued operations	0	0.01

	$1.55	$0.67

Diluted earnings per share
from continuing operations	$1.52	$0.66
from discontinued operations	0	0.01

	$1.52	$0.67

Weighted average shares outstanding — basic	14,800,243	14,943,132
Weighted average shares outstanding — diluted	15,064,081	15,078,748

– MORE –

KHD HUMBOLDT WEDAG INTERNATIONAL LTD. REPORTS 2007 SECOND QUARTER AND
SIX-MONTH RESULTS
Page -8-

KHD HUMBOLDT WEDAG INTERNATIONAL LTD.

CONSOLIDATED STATEMENTS OF INCOME
For the Three Months Ended June 30, 2007 and 2006
(unaudited)
(amounts in U.S. dollars; in thousands, except per share data)

	2007	2006

Revenues	$160,407	$80,868
Cost of revenues	138,902	67,924

Gross profit	21,505	12,944

Other operating income
Resource property	5,622	1,091
Real estate property, net	189	347

	5,811	1,438

General and administrative expense	(10,935)	(6,824)
Stock-based compensation	(2,057)	(399)

Operating income	14,324	7,159
Interest income	2,381	1,353
Interest expense	(758)	(387)
Other income (expenses), net	278	1,973

Income before taxes from continuing operations	16,225	10,098
Provision for income taxes	(4,824)	(268)

Income before minority interests	11,401	9,830
Minority interests	363	(1,863)

Income from continuing operations	11,764	7,967
Income from discontinued operations, net of tax	0	(745)

Net income	$11,764	$7,222

Basic earnings per share
from continuing operations	$0.79	$0.52
from discontinued operations	0	(0.05)

	$0.79	$0.47

Diluted earnings per share
from continuing operations	$0.77	$0.52
from discontinued operations	0	(0.05)

	$0.77	$0.47

Weighted average shares outstanding — basic	14,866,557	15,217,866
Weighted average shares outstanding — diluted	15,199,531	15,350,749

– MORE –

KHD HUMBOLDT WEDAG INTERNATIONAL LTD. REPORTS 2007 SECOND QUARTER AND
SIX-MONTH RESULTS
Page -9-

KHD HUMBOLDT WEDAG INTERNATIONAL LTD.

FINANCIAL SUMMARY
As of June 30, 2007
(unaudited)
(amounts in U.S. dollars; in thousands, except per share data and ratios)

Cash and cash equivalents	$228,183
Short-term securities	20,006
Restricted cash	18,954
Working capital	206,254
Total assets	722,021
Shareholders’ equity	328,207
Book value per share	21.66
Current ratio	1.679
Long-term debt to equity ratio	0.04

# # # #

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KHD HUMBOLDT WEDAG INTERNATIONAL LTD.

/s/ Michael J. Smith
Michael J. Smith, Chairman of the Board,
Chief Financial Officer and Secretary
Date: August 14, 2007